UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended September 30, 2012

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095-2100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form F-3 (File No. 333-177250).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to the Euro are to the legal currency of the European Monetary Union and references to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations, or IFRS, as issued by the International Accounting Standards Board, or the IASB, as in effect as at September 30, 2012. To the extent IASB issues any amendments or any new standards subsequent to September 30, 2012, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2013.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that calendar year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client (whose contract with us has been terminated with effect from April 18, 2012) as more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with IFRS. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by IASB.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	the effects of our different pricing strategies or those of our competitors;

•	increasing competition in the business process outsourcing industry;

•

our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of (1) Fusion Outsourcing Services (Proprietary) Limited, or Fusion or (2) Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore, following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited, or Aviva MS;

•	our ability to successfully consummate and integrate strategic acquisitions; and

•	volatility of our ADS price.

These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2012. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at	As at
		September 30, 2012	March 31, 2012
	Notes	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5	$32,849	$46,725
Marketable securities	6	27,434	26,384
Trade receivables, net	7	69,315	66,421
Unbilled revenue		33,988	35,878
Funds held for clients		21,103	20,706
Current tax assets		3,964	3,860
Derivative assets	13	7,923	3,724
Prepayments and other current assets	8	24,006	21,925

Total current assets		220,582	225,623

Non-current assets:
Investments		2	2
Goodwill	9	90,861	86,695
Intangible assets	10	105,831	115,141
Property and equipment, net	11	49,458	45,418
Derivative assets	13	3,077	1,550
Deferred tax assets		44,028	43,712
Other non-current assets	8	6,806	6,880

Total non-current assets		300,063	299,398

TOTAL ASSETS		$520,645	$525,021

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$33,704	$47,304
Provisions and accrued expenses	15	35,745	31,854
Derivative liabilities	13	6,465	9,849
Pension and other employee obligations	14	28,056	29,027
Short term line of credit	12	31,019	23,965
Current portion of long term debt	12	4,084	26,031
Deferred revenue	16	6,119	6,180
Current taxes payable		9,620	8,183
Other liabilities	17	17,937	5,208

Total current liabilities		172,749	187,601

Non-current liabilities:
Derivative liabilities	13	761	1,210
Pension and other employee obligations	14	4,601	4,565
Long term debt	12	40,342	36,674
Deferred revenue	16	3,853	4,072
Other non-current liabilities	17	2,948	2,675
Deferred tax liabilities		3,778	4,097

Total non-current liabilities		56,283	53,293

TOTAL LIABILITIES		229,032	240,894

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,335,337 and 50,078,881 shares each as at September 30, 2012 and March 31, 2012, respectively)	18	7,882	7,842
Share premium		266,560	263,529
Retained earnings		66,281	59,122
Other components of equity		(49,110)	(46,366)

Total shareholders’ equity		291,613	284,127

TOTAL LIABILITIES AND EQUITY		$520,645	$525,021

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in thousands, except share and per share data)

		Three months ended September 30,		Six months ended September 30,
	Notes	2012	2011	2012	2011
Revenue	19	$113,076	$117,898	$220,890	$243,561
Cost of revenue	19, 20	75,325	85,231	148,763	180,641

Gross profit		37,751	32,667	72,127	62,920
Operating expenses:
Selling and marketing expenses	20	7,219	6,988	14,667	13,617
General and administrative expenses	20	15,180	13,118	27,829	25,867
Foreign exchange loss/ (gains), net		2,043	(1,838)	4,482	(3,163)
Amortization of intangible assets		6,505	7,548	13,104	15,388

Operating profit		6,804	6,851	12,045	11,211
Other (income)/ expenses, net	22	(954)	88	(1,945)	(116)
Finance expense	21	899	931	1,904	2,107

Profit before income taxes		6,859	5,832	12,086	9,220
Provision for income taxes	24	2,541	2,404	4,927	5,133

Profit		$4,318	$3,428	$7,159	$4,087

Earnings per share of ordinary share	25
Basic		$0.09	$0.08	$0.14	$0.09

Diluted		$0.08	$0.08	$0.14	$0.09

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited, amounts in thousands)

		Three months ended September 30,		Six months ended September 30,
	Notes	2012	2011	2012	2011
Profit		$4,318	$3,428	$7,159	$4,087
Other comprehensive income/(loss), net of taxes	24
Pension adjustment		557	197	349	124
Changes in fair value of cash flow hedges
Current year gain/(loss)		5,305	(4,663)	(55)	(3,576)
Reclassification to profit/(loss)		1,808	(1,052)	4,341	(2,899)
Foreign currency translation		15,842	(26,967)	(7,379)	(27,268)

Total other comprehensive income/(loss), net of taxes		$23,512	$(32,485)	$(2,744)	$(33,619)

Total comprehensive income/(loss)		$27,830	$(29,057)	$4,415	$(29,532)

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited, amounts in thousands, except share and per share data)

	Share capital				Other components of equity
	Number	Par value	Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
Balance as at April 1, 2011	44,443,726	$6,955	$211,430	$46,589	$(4,387)	$3,586	$683	$264,856
Shares issued for exercised options and restricted share units (“RSUs”)	159,793	26	73	—	—	—	—	99
Share-based compensation	—	—	2,527	—	—	—	—	2,527
Excess tax benefits from exercise of share-based options and RSUs	—	—	579	—	—	—	—	579

Transactions with owners	159,793	26	3,179	—	—	—	—	3,205

Profit	—	—	—	4,087	—	—	—	4,087
Other comprehensive (loss)/gain, net of taxes	—	—	—	—	(27,268)	(6,475)	124	(33,619)

Total comprehensive (loss)/gain for the period	—	—	—	4,087	(27,268)	(6,475)	124	(29,532)

Balance as at September 30, 2011	44,603,519	$6,981	$214,609	$50,676	$(31,655)	$(2,889)	$807	$238,529

	Share capital				Other components of equity
	Number	Par value	Share premium	Retained earnings	Foreign currency translation reserve	Cash flow hedging reserve	Pension adjustments	Total shareholders’ equity
Balance as at April 1, 2012	50,078,881	$7,842	$263,529	$59,122	$(41,784)	$(5,373)	$791	$284,127
Shares issued for exercised options and RSUs	256,456	40	(40)	—	—	—	—	—
Reversal of share issuance cost	—	—	10	—	—	—	—	10
Share-based compensation	—	—	3,063	—	—	—	—	3,063
Excess tax benefits from exercise of share-based options and RSUs	—	—	(2)	—	—	—	—	(2)

Transactions with owners	256,456	40	3,031	—	—	—	—	3,071

Profit	—	—	—	7,159	—	—	—	7,159
Other comprehensive (loss)/gain, net of taxes	—	—	—	—	(7,379)	4,286	349	(2,744)

Total comprehensive (loss)/gain for the period	—	—	—	7,159	(7,379)	4,286	349	4,415

Balance as at September 30, 2012	50,335,337	$7,882	$266,560	$66,281	$(49,163)	$(1,087)	$1,140	$291,613

See accompanying notes.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, amounts in thousands)

	Six months ended September 30,
	2012	2011
Cash flows from operating activities
Cash generated from operations	$28,779	$32,261
Interest paid	(2,077)	(2,757)
Interest received	101	27
Income tax paid	(5,634)	(5,467)

Net cash provided by operating activities	21,169	24,064

Cash flows from investing activities
Acquisition, net of cash acquired	(6,409)	—
Purchase of property and equipment and intangibles	(11,965)	(12,962)
Proceeds from sale of property and equipment	149	141
Dividend received	1,128	—
Proceeds from release of deposits	—	11
Marketable securities purchased, net	(2,031)	—

Net cash used in investing activities	(19,128)	(12,810)

Cash flows from financing activities
Direct cost incurred in relation to public offering	(16)	—
Proceeds from exercise of stock options	—	99
Repayment of long term debt	(25,067)	(20,000)
Proceeds from long term debt	7,000	—
Payment of debt issuance cost	(243)	(53)
Proceeds from short term borrowings, net	6,655	4,614
Excess tax benefit from share based compensation	30	579

Net cash used in financing activities	(11,641)	(14,761)

Exchange difference on cash and cash equivalents	(4,276)	(7,449)
Net change in cash and cash equivalents	(13,876)	(10,956)
Cash and cash equivalents at the beginning of the period	46,725	27,090

Cash and cash equivalents at the end of the period	$32,849	$16,134

Note: There is a deferred consideration payable on account of acquisition of Fusion Outsourcing Services (Proprietary) Limited of £5,000 ($8,104 based on exchange rate of September 30, 2012). (Refer note 4)

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process outsourcing (“BPO”) company with client service offices in Australia, London (UK), New Jersey (US), Singapore and delivery centers in Costa Rica, India, the Philippines, Poland, Republic of South Africa (“South Africa”), Romania, Sri Lanka, the UK and the US. The Company’s clients are primarily in the banking, consumer product, financial services, healthcare and utilities, insurance, public sector, retail and travel industries.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 17, 2012.

2.	Summary of significant accounting policies

Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “ Interim financial reporting” as issued by IASB. They do not include all of the information required in annual financial statements in accordance with IFRS, as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2012.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2012.

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2012 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In November 2009, the IASB issued IFRS 9 “Financial Instruments: Classification and Measurement” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, viz. those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments”
(“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

IFRS 9 is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii.	In May, 2011, the IASB issued IFRS 13 “Fair Value Measurements” (“IFRS 13”). IFRS 13 defines fair value, provides single IFRS framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iii.	In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) which replaces consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement is effective for the annual period beginning on or after January 1, 2013 with earlier application permitted so long as each of this standard is applied together with other four standards as mentioned below;

IFRS 11 “Joint Arrangements”

IFRS 12 “Disclosure of Interest in Other Entities”

IAS 27 (Revised) “Separate Financial Statements”

IAS 28 (Revised) “Investments in Associates and Joint Ventures”

The remainder of IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Company’s consolidated financial statements.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities — Non-monetary Contributions by Ventures”, requires a single method, known as the equity method, to account for interests in jointly controlled entities. The proportionate consolidation method in joint ventures is prohibited. IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

IFRS 12 “Disclosure of Interest in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

Further, in June 2012, IASB published ‘Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance’ as amendments to IFRS 10, IFRS 11 and IFRS 12. These amendments are intended to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period.

The Company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The Company is currently evaluating the impact of the above pronouncements on the Company’s consolidated financial statements.

iv.	In June 2011, the IASB published amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”). The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013.

The Company has evaluated the requirements of IAS 1 (Amended) and the Company does not believe that the impact of adopting IAS 1 (Amended) will have a material effect on the consolidated financial statements.

v.	In June 2011, the IASB issued an amended IAS 19 “Employee Benefits”. This amendment is applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. Apart from certain miscellaneous changes, key changes are:

a)	recognition of changes in the net defined liability(assets)

b)	introduced enhanced disclosures about defined benefit plans

c)	modified accounting for termination benefits

The Company is currently evaluating the impact that this amendment will have on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

vi.	In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing an amendment to IAS 32 “Financial Instruments: Presentation” and IFRS 7 “Financial Instruments: Disclosure”. The amendment to IFRS 7 requires companies to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosures are effective for interim or annual periods beginning on or after January 1, 2013. It requires retrospective application for comparative periods.

The IASB has amended IAS 32 to clarify the meaning of ‘currently has a legally enforceable right of set off’ and ‘simultaneous realization and settlement’. The amendment clarifies that in order to result in offset of a financial assets and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy. Also the amendments clarify that the determination of whether the rights meets the legally enforceable criterion will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

The Company is currently evaluating the impact that the above amendments will have on its consolidated financial statements.

4.	Acquisition

On June 21, 2012, the Company acquired all outstanding equity shares of Fusion Outsourcing Services (Proprietary) Limited (“Fusion”), a provider of a range of outsourcing services including contact center, customer care and business continuity services to both South African and international clients. The acquisition of Fusion will enable the Company to further assist global customers in having finance and accounting and insurance specific services delivered from South Africa and to take advantage of the English language capabilities, skilled talent pool and strong cultural work ethics. This acquisition is in line with Company’s strategy of expanding its global delivery footprint and entering emerging growth markets.

The purchase price for the acquisition was £10,000 ($15,680 based on the exchange rate on June 21, 2012) plus adjustment for cash and working capital to be determined and paid based on completion accounts.

In accordance with the terms of the sale and purchase agreement entered in connection with the acquisition of Fusion, £5,000 ($7,840 based on the exchange rate on June 21, 2012) was paid at the completion arrangement on June 21, 2012 and the remainder £5,000 ($7,840 based on the exchange rate on June 21, 2012) is payable on or before May 31, 2013 along with interest of 3% per annum above the base rate of Barclays Bank Plc. to be calculated on a daily accrual basis.

The Company incurred acquisition related cost of $341 which has been included in “general and administrative expense” in the condensed consolidated statements of income.

The purchase price has been allocated as set out below on a provisional basis pending finalization of the valuation of intangible assets to be allocated to the assets acquired and liabilities assumed:

Amount
Cash	$1,431
Trade receivable	3,309
Prepayments and other current assets	185
Property and equipment	2,315
Deferred tax assets, net	1,722
Intangible assets
— Customer relationship	2,148
— Customer contracts	1,427
— Software	383
Current Liabilities	(2,795)

Net assets acquired	$10,125
Less: Purchase consideration	15,680

Goodwill on acquisition	$5,555

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The trade receivables comprise gross contractual amounts due of $3,309 and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount.

Goodwill arising from this acquisition is not expected to be deductible for tax purposes.

Goodwill is attributable mainly to benefit from expected synergies, revenue growth, future market development and the assembled workforce of Fusion.

Impact of acquisitions on the results of the Company:

The acquisition of Fusion contributed $4,147 and $4,595 to the Company’s revenue for the three and six months ended September 30, 2012, respectively, and $(1,154) and $(1,190) to the Company’s profit for the three and six months ended September 30, 2012, respectively.

Had the acquisition occurred on April 1, 2012, the Company’s revenue and profit for the six months ended September 30, 2012 would have been $224,845 and $6,745, respectively.

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	September 30,	March 31,
	2012	2012
Cash and bank balance	$24,408	$34,821
Short term deposits with bank	8,441	11,904

Total	$32,849	$46,725

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6.	Marketable securities

The Company’s marketable securities (Available-for-sale) represent short term investments and are acquired principally for the purpose of earning dividend income.

7.	Trade receivables, net

Trade receivables consist of the following:

	As at
	September 30,	March 31,
	2012	2012
Trade receivables	$74,303	$71,287
Trade receivables from related parties	635	604
Allowances for doubtful trade receivables	(5,623)	(5,470)

Total	$69,315	$66,421

The movement in the allowances for doubtful trade receivables is as follows:

	As at
	September 30,	March 31,
	2012	2012
Balance at the beginning of the period	$5470	$4,397
Charged to operations	504	1,381
Write-off, net of collections	—	(27)
Reversal	(378)	(226)
Translation adjustment	27	(55)

Balance at the end of the period	$5,623	$5,470

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayments and other assets

Prepayment and other assets consist of the following:

	As at
	September 30,	March 31,
	2012	2012
Current:
Service tax and other tax receivables	$10,267	$10,118
Deferred transition cost	1,953	944
Employee receivables	1,399	1,504
Advances to suppliers	963	2,341
Deposit with client	2,423	3,206
Prepaid expenses	6,438	3,551
Other assets	563	261

Total	$24,006	$21,925

Non-current:
Deferred transition cost	$483	$618
Deposits	6,323	6,262

Total	$6,806	$6,880

9.	Goodwill

The movement in goodwill balance by reportable segment as at September 30, 2012 and March 31, 2012 is as follows:

		WNS
	WNS	Auto
	Global BPO	Claims	Total
Balance as at April 1, 2011	$60,289	$33,244	$93,533
Foreign currency translation	(6,719)	(119)	(6,838)

Balance as at March 31, 2012	$53,570	$33,125	$86,695
Goodwill arising from acquisition of Fusion (See note 4)	5,555	—	5,555
Foreign currency translation	(1,754)	365	(1,389)

Balance as at September 30, 2012	$57,371	$33,490	$90,861

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangibles

The changes in the carrying value of acquired intangible for the year ended March 31, 2012 are as follows:

					Covenant
	Customer	Customer	Intellectual	Leasehold	not-
Gross carrying value	contracts	relationship	property rights	benefits	to-compete	Software	Total
Balance as at April 1, 2011	$190,210	$65,508	$4,974	$1,835	$353	$—	$262,880
Additions	—	—	—	—	—	1,053	1,053
Translation adjustments	(14,243)	(1,026)	(18)	—	—	(36)	(15,323)

Balance as at March 31, 2012	$175,967	$64,482	$4,956	$1,835	$353	$1,017	$248,610

Accumulated amortization
Balance as at April 1, 2011	$70,819	$29,135	$4,812	$1,248	$279	$—	$106,293
Amortization	19,949	8,792	161	459	64	51	29,476
Translation adjustments	(1,396)	(884)	(17)	—	—	(3)	(2,300)

Balance as at March 31, 2012	$89,372	$37,043	$4,956	$1,707	$343	$48	$133,469

Net carrying value as at March 31, 2012	$86,595	$27,439	$—	$128	$10	$969	$115,141

The changes in the carrying value of acquired intangible for the six months ended September 30, 2012 are as follows:

					Covenant
	Customer	Customer	Intellectual	Leasehold	not-
Gross carrying value	contracts	relationship	property rights	benefits	to-compete	Software	Total
Balance as at April 1, 2012	$175,967	$64,482	$4,956	$1,835	$353	$1,017	$248,610
Additions	—	—	—	—	—	2,991	2,991
On acquisition of Fusion	1,427	2,148	—	—	—	383	3,958
Translation adjustments	(3,656)	(167)	55	—	2	80	(3,686)

Balance as at September 30, 2012	$173,738	$66,463	$5,011	$1,835	$355	$4,471	$251,873

Accumulated amortization
Balance as at April 1, 2012	$89,372	$37,043	$4,956	$1,707	$343	$48	$133,469
Amortization	8,885	3,753	—	128	10	328	13,104
Translation adjustments	(427)	(166)	55	—	2	5	(531)

Balance as at September 30, 2012	$97,830	$40,630	$5,011	$1,835	$355	$381	$146,042

Net carrying value as at September 30, 2012	$75,908	$25,833	$—	$—	$—	$4,090	$105,831

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment, net

The changes in the carrying value of property and equipment for the year ended March 31, 2012 are as follows:

			Furniture,
		Computers	fixtures and		Leasehold
		and	office		improve-
Gross carrying value	Buildings	software	equipment	Vehicles	ments	Total
Balance as at April 1, 2011	$12,673	$66,482	$56,717	$2,327	$44,443	$182,642
Additions	—	4,846	6,678	939	8,526	20,989
Disposal	—	790	1,325	1,359	26	3,500
Translation adjustments	(1,178)	(5,870)	(6,209)	(259)	(5,019)	(18,535)

Balance as at March 31, 2012	$11,495	$64,668	$55,861	$1,648	$47,924	$181,596

Accumulated depreciation
Balance as at April 1, 2011	$1,539	$58,163	$46,417	$1,683	$33,254	$141,056
Depreciation	594	5,843	4,376	234	4,913	15,960
Disposal	—	822	1,089	551	15	2,477
Translation adjustments	(287)	(5,380)	(5,285)	(189)	(3,977)	(15,118)

Balance as at March 31, 2012	$1,846	$57,804	$44,419	$1,177	$34,175	$139,421

Capital work-in-progress						3,243

Net carrying value as at March 31, 2012						$45,418

The changes in the carrying value of property and equipment for the six months ended September 30, 2012 are as follows:

			Furniture,
		Computers	fixtures and		Leasehold
		and	office		improve-
Gross carrying value	Buildings	software	equipment	Vehicles	ments	Total
Balance as at April 1, 2012	$11,495	$64,668	$55,861	$1,648	$47,924	$181,596
Additions	—	2,012	2,495	199	2,360	7,066
On acquisition of Fusion	—	811	987	—	517	2,315
Disposal	—	418	496	315	136	1,365
Translation adjustments	(218)	(1,342)	(1,588)	(65)	(1,467)	(4,680)

Balance as at September 30, 2012	$11,277	$65,731	$57,259	$1,467	$49,198	$184,932

Accumulated depreciation
Balance as at April 1, 2012	$1,846	$57,804	$44,419	$1,177	$34,175	$139,421
Depreciation	278	2,180	2,598	40	2,124	7,220
Disposal	—	436	536	179	16	1,167
Translation adjustments	(31)	(1,267)	(1,338)	(45)	(1,151)	(3,832)

Balance as at September 30, 2012	$2,093	$58,281	$45,143	$993	$35,132	$141,642

Capital work-in-progress						6,168

Net carrying value as at September 30, 2012						$49,458

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Loans and Borrowings

Short-term line of credit:

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), set up a secured line of credit of 960,000 ($18,163 based on the exchange rate on September 30, 2012) from The Hongkong and Shanghai Banking Corporation Limited and an unsecured line of credit of $15,000 from BNP Paribas and 720,000 ($13,622 based on exchange rate on September 30, 2012) from Citibank N.A, interest on which would be determined on the date of the borrowing.

Out of the available lines of credit, as at September 30, 2012, $8,913 was utilized for working capital requirements from The Hongkong and Shanghai Banking Corporation Limited and $12,862 was utilized for working capital requirements from Citibank N.A. These lines of credit can be withdrawn by bank at any point of time. Further, as discussed below, an amount of £5,703 ($9,244 based on the exchange rate on September 30, 2012) was outstanding under the working capital facility in UK.

Long-term debt:

The long- term loans and borrowings consist of the following:

			As at
			September 30, 2012		March 31, 2012
Currency	Interest rate	Final maturity ( fiscal year)	Foreign currency	Total	Foreign currency	Total
Indian Rupee	11.25%*	2015	510,000	$9,632	510,000	$10,026
US dollars	3M USD Libor +2%	2013	$—	—	$—	$23,907
US dollars	3M USD Libor +3.5%	2016	$—	$6,861	$—	$—
US dollars	3M USD Libor +3%	2014	$—	$2,128	$—	$3,189
Pound Sterling	Bank of England base rate+2.25%	2016	£9,880	$15,940	£9,880	$15,822
Pound Sterling	Bank of England base rate+2.25%	2015	£6,120	$9,865	£6,120	$9,761

				$44,426		$62,705

Current portion of long term debt				$4,084		$26,031

Long term debt				$40,342		$36,674

*	The Company entered into a currency swap to effectively reduce the overall cost.

On July 12, 2010 the Company entered into a term loan facility of $94,000 in Mauritius with interest equal to the three month US dollar LIBOR plus a margin of 2% per annum. In connection with the term loan, the Company has entered into an interest rate swap with banks to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate. This term loan was repayable in semi-annual installments of $20,000 on each of January 10, 2011 and July 11, 2011 and $30,000 on January 10, 2012 with the final installment of $24,000 payable on July 10, 2012. On January 10, 2011, July 11, 2011, January 10, 2012 and July 10, 2012, the Company made scheduled installment repayments of $20,000, $20,000, $30,000 and $24,000, respectively, following which there is no amount outstanding under the facility and the interest rate swap.

The Company has also established a £19,760 ($32,026 based on the exchange rate on September 30, 2012) line of credit in UK pursuant to a facility agreement dated June 30, 2010. This facility consists of a two year term loan facility of £9,880 ($16,013 based on the exchange rate on September 30, 2012) at the Bank of England (“BOE”) base rate plus a margin of 1.95% per annum and a working capital facility of £9,880 ($16,013 based on the exchange rate on September 30, 2012) at the BOE base rate plus a margin of 2.45% per annum which has been renewed on June 30, 2011.

On March 30, 2012, the Company signed a facility agreement in UK to roll over its existing term loan of £9,880 ($16,013 based on the exchange rate on September 30, 2012) from HSBC Bank plc (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015 and obtained from HSBC Bank plc an additional three-year term loan facility of £6,120 ($9,919 based on the exchange rate on September 30, 2012). The facilities will bear interest at BOE base rate plus a margin of 2.25% per annum with 20% of the principal amount of each loan to be repayable at the end of each of 18, 24 and 30 months and a final installment of 40% at the end of 36 months after drawdown. The Company has also renewed its working capital facility of £9,880 ($16,013 based on the exchange rate on September 30, 2012) in UK (which was originally scheduled to mature on July 1, 2012) up to March 31, 2013 at an interest rate of BOE base rate plus a margin of 2.45% per annum. As at September 30, 2012, the amount outstanding under the term loan facility was £16,000 ($25,931 based on the exchange rate on September 30, 2012) and the amount outstanding under the working capital facility was £5,703 ($9,244 based on the exchange rate on September 30, 2012).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company also established a $3,200 line of credit in the Philippines pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. As at September 30, 2012, the amount outstanding under the facility was $2,133.

On March 9, 2012, WNS Global entered into a three year term loan facility of 510,000 ($9,649 based on the exchange rate on September 30, 2012) in India with interest equal to 11.25% per annum for the first year with reset at the end of the first year. This term loan is repayable in two installments of 255,000 ($4,825 based on the exchange rate on September 30, 2012) on each of January 30, 2015 and February 27, 2015. In order to reduce the cost on this rupee denominated term loan, the Company also entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan. The facility was fully drawn on March 12, 2012.

On March 30, 2012, WNS Global also signed a facility agreement with HSBC Bank (Mauritius) Limited for a three year external commercial borrowing of $7,000. Out of this facility an amount of $2,000, $3,000 and $2,000 was drawn on April 16, 2012, June 20, 2012 and August 16, 2012, respectively. This facility bears interest at a rate equivalent to three-month US dollar LIBOR plus a margin of 3.5% per annum. The principal amount of each tranche will be repayable at the end of three years from the date of each drawdown.

The Company pledged trade receivables, other financial assets, property and equipment with a carrying amount of $201,366 and $196,652 as of September 30, 2012 and March 31, 2012, respectively, as collateral for the above borrowings. In addition, the above facility agreements contain certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As at September 30, 2012 the Company was in compliance with all of the covenants.

13.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2012 are as follows:

Financial Assets

			Derivative
	Loans and receivables	Financial assets at FVTPL	designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value
Cash and cash equivalents	$32,849	$—	$—	$—	$32,849
Marketable securities	—	—	—	27,434	27,434
Trade receivables	69,315	—	—	—	69,315
Unbilled revenue	33,988	—	—	—	33,988
Funds held for clients	21,103	—	—	—	21,103
Prepayments and other assets (1)	1,962	—	—	—	1,962
Investments	—	—	—	2	2
Other non-current assets(2)	6,323	—	—	—	6,323
Derivative assets	—	5,174	5,826	—	11,000

Total carrying value	$165,540	$5,174	$5,826	$27,436	$203,976

Total fair value	$164,714	$5,174	$5,826	$27,436	$203,150

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial Liabilities

		Derivative
	Financial liabilities at FVTPL	designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value
Trade payables	$—	$—	$33,704	$33,704
Current portion of long term debt	—	—	4,084	4,084
Long term debt	—	—	40,342	40,342
Short term line of credit	—	—	31,019	31,019
Other employee obligations(3)	—	—	23,844	23,844
Provision and accrued expenses(4)	—	—	34,829	34,829
Other liabilities(5)	—	—	10,174	10,174
Derivative liabilities	1,627	5,599	—	7,226

Total carrying value	$1,627	$5,599	$177,996	$185,222

Total fair value	$1,627	$5,599	$177,971	$185,197

Notes:

1.	Excluding non-financial assets $22,044.
2.	Excluding non-financial assets $483.
3.	Excluding non-financial liabilities $8,813.
4.	Excluding non-financial liabilities $916.
5.	Excluding non-financial liabilities $7,763.

The carrying value and fair value of financial instruments by categories as at March 31, 2012 are as follows:

Financial Assets

			Derivative
	Loans and receivables	Financial assets at FVTPL	designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value
Cash and cash equivalents	$46,725	$—	$—	$—	$46,725
Marketable securities	—	—	—	26,384	26,384
Trade receivables	66,421	—	—	—	66,421
Unbilled revenue	35,878	—	—	—	35,878
Funds held for clients	20,706	—	—	—	20,706
Prepayments and other assets (1)	1,765	—	—	—	1,765
Investments	—	—	—	2	2
Other non-current assets(2)	6,262	—	—	—	6,262
Derivative assets	—	1,787	3,487	—	5,274

Total carrying value	$177,757	$1,787	$3,487	$26,386	$209,417

Total fair value	$176,192	$1,787	$3,487	$26,386	$207,852

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial Liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value
Trade payables	$—	$—	$47,304	$47,304
Current portion of long term debt	—	—	26,031	26,031
Long term debt	—	—	36,674	36,674
Short term line of credit	—	—	23,965	23,965
Other employee obligations(3)	—	—	25,621	25,621
Provision and accrued expenses(4)	—	—	31,049	31,049
Other liabilities(5)	—	—	961	961
Derivative liabilities	1,131	9,928	—	11,059

Total carrying value	$1,131	$9,928	$191,605	$202,664

Total fair value	$1,131	$9,928	$191,319	$202,378

Notes:

1.	Excluding non-financial assets $20,160.
2.	Excluding non-financial assets $618.
3.	Excluding non-financial liabilities $7,971.
4.	Excluding non-financial liabilities $805.
5.	Excluding non-financial liabilities $4,247.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. The Company has entered into a currency swap to convert Rupee liability into a US dollar liability, thereby reducing the overall borrowing cost. The Company’s primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income/ (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/ (loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts are as follows:

	As at
	September 30,	March 31,
	2012	2012
Forward contracts (Sell)
In US dollars	$165,996	$140,306
In United Kingdom Pound Sterling	102,670	104,554
In Euro	6,072	8,953
In Australian dollars	9,807	5,511
Others	20,159	9,715

	$304,704	$269,039

Option Contracts (Sell)
In US dollars	$90,689	$116,145
In United Kingdom Pound Sterling	119,778	126,336
In Euro	10,719	11,233
In Australian dollars	7,121	6,008
Others	4,876	4,500

	$233,183	$264,222

The amount of gain/ (loss) reclassified from other comprehensive income into statement of income, net of taxes in respective line items for the three months and six months ended September 30, 2012 and 2011 are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2012	2011	2012	2011
Revenue	$(190)	$295	$(920)	$438
Foreign exchange gains, net	(1,648)	683	(3,460)	2,231
Finance expense	30	74	39	230

Total	$(1,808)	$1,052	$(4,341)	$2,899

As at September 30, 2012 the loss amounting to $1,087 on account of cash flow hedges, is expected to be reclassified from other comprehensive income into statement of income over a period of 24 months.

The ineffectiveness due to discontinuance of cash flow hedge on account of non-occurrence of original forecasted transactions by the end of the originally specified time period recognized in the statement of income for the three months ended September 30, 2012 and 2011 amounted to a gain of $165 and $875, respectively, and for the six months ended September 30, 2012 and 2011 amounted to a gain of $801 and $694, respectively.

14.	Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	September 30,	March 31,
	2012	2012
Current
Salaries and bonus	$23,792	$25,569
Pension	1,369	1,201
Withholding taxes on salary and statutory payables	2,843	2,205
Other employees payable	52	52

Total	$28,056	$29,027

Non-current
Pension	$4,601	$4,565

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	September 30,	March 31,
	2012	2012
Provisions	$916	$805
Accrued expenses	34,829	31,049

Total	$35,745	$31,854

A summary of activity for provision is as follows:

	As at
	September 30,	March 31,
	2012	2012
Balance at the beginning of the year	$805	$1,512
Additional provision	1,052	1,169
Provision used	(896)	(1,729)
Translation adjustments	(45)	(147)

Balance at the end of the period	$916	$805

16.	Deferred revenue

Deferred revenue consists of the following:

	As at
	September 30,	March 31,
	2012	2012
Payments in advance of services	$1,688	$1,898
Advance billings	6,750	6,591
Claims handling	1,168	585
Others	366	1,178

Total	$9,972	$10,252

17.	Other liabilities

Other liabilities consist of the following:

	As at
	September 30,	March 31,
	2012	2012
Current:
Withholding taxes and value added tax payables	$7,293	$3,830
Deferred purchase consideration payable	8,183	—
Deferred rent	470	417
Other liabilities	1,991	961

Total	$17,937	$5,208

Non-current:
Deferred rent	$2,948	$2,675

Total	$2,948	$2,675

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18.	Share capital

As at September 30, 2012, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,335,337 ordinary shares outstanding as at September 30, 2012. There were no preferred shares outstanding as at September 30, 2012.

As at March 31, 2012, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,078,881 ordinary shares outstanding as at March 31, 2012. There were no preferred shares outstanding as at March 31, 2012.

On February 9, 2012, the Company completed a public offering of its American Depositary Shares (“ADS”). The Company sold 5,400,000 ADSs and certain selling stockholders sold an aggregate of 6,847,500 ADSs at a price of $9.25 per ADS less underwriting discount. The Company received net proceeds of $46,297 from the offering.

19.	Revenue recognition

In the WNS Auto Claims BPO segment, the Company has been re-negotiating contractual terms with insurance companies and the repair centers as and when they come up for renewal. The Company renewed its contract with one of its customers and negotiated a new contract with a repair center in April 2011. In May 2011, the Company further negotiated a new contract with a repair center, which is appended as part of the main revenue contract with two other insurance customers.

The key changes to the “Principal Agent Consideration” are summarized below:

a)	The primary responsibility of the repair work has now shifted from the Company to the repair center.

b)	The credit risk is now passed on from the Company to the insurance company.

c)	The true economic benefit which the Company earns in the process is the claims handling fee with the repairs cost being a pass through from the insurance company to the repair center without any significant risk and reward involved on the Company’s part.

The Company evaluated the principal or agent recognition criteria as per IAS 18. Based on the evaluation of the terms of the contracts with these repair centers and arrangements with these insurance companies, the Company concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost.

Accordingly, the Company no longer accounts for the amount received from three of the Company’s clients in the WNS Auto Claims BPO segment for payments to repair centers as its revenue and the payments made to repair centers for cases referred by these customers as its cost of revenue, resulting in lower revenue and cost of revenue being recognized in respect of the services rendered to these clients, as the revenues have been recorded net of repair cost. The change in revenue accounting for one of its clients is effective from April 2011 and the balance two clients are effective from May 2011. The process of re-negotiation of the contracts with other clients is ongoing and is aimed at establishing consistent accounting for all such contracts entered into by the Company.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Employee cost	$58,614	$54,790	$114,731	$111,634
Repair payments	5,821	17,708	11,024	45,532
Facilities cost	15,810	15,551	30,338	28,793
Depreciation charges	3,670	4,128	7,220	8,195
Legal and professional expenses	4,398	3,466	7,902	7,443
Travel expenses	3,736	3,740	7,808	7,446
Other cost	5,675	5,954	12,236	11,082

Total cost of revenue, selling and marketing and general and administrative expenses	$97,724	$105,337	$191,259	$220,125

21.	Finance expense

Finance expense consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Interest expense	$816	$626	$1,695	$1,318
Interest on deferred purchase consideration	69	—	76	—
Interest rate swap	(28)	121	(15)	401
Debt issue cost	42	184	148	388

Total	$899	$931	$1,904	$2,107

22.	Other (income)/ expense, net

Other income, net consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Income from interest and dividend on marketable securities	$(601)	$(46)	$(1,247)	$(136)
Others	(353)	134	(698)	20

Total	$(954)	$88	$(1,945)	$(116)

23.	Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at September 30, 2012 the Company had 272,646 ordinary shares available for future grants.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Share-based compensation expense during the three and six months ended September 30, 2012 and 2011 are as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Share-based compensation expense recorded in
— Cost of revenue	$292	$184	$686	$510
— Selling and marketing expenses	109	105	248	221
— General and administrative expenses	996	772	2,130	1,795

Total share-based compensation expense	$1,397	$1,061	$3,064	$2,526

Upon exercise of stock options and RSUs the Company issued 196,703 and 102,835 shares, respectively, for the three months ended September 30, 2012 and 2011 and 256,456 and 159,793 shares, respectively, for the six months ended September 30, 2012 and 2011.

24.	Income taxes

The domestic and foreign source component of profit/ (loss) before income taxes is as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Domestic	$(722)	$(756)	$(406)	$(1,593)
Foreign	7,581	6,588	12,492	10,813

Profit before income taxes	$6,859	$5,832	$12,086	$9,220

The Company’s provision for income taxes consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Current taxes
Domestic taxes	$—	$—	$—	$—
Foreign taxes	3,795	7,838	7,034	11,919

	$3,795	$7,838	$7,034	$11,919

Deferred taxes
Domestic taxes	$—	$—	$—	$—
Foreign taxes	(1,254)	(5,434)	(2,107)	(6,786)

	$(1,254)	$(5,434)	$(2,107)	$(6,786)

	$2,541	$2,404	$4,927	$5,133

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Provision (credit) for income taxes has been allocated as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Income taxes on profits	$2,541	$2,404	$4,927	$5,133
Income taxes on other comprehensive income
Unrealized gain on cash flow hedging derivatives	$3,304	$(2,618)	$1,663	$(3,079)

Total income taxes	$5,845	$(214)	$6,590	$2,054

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has 13 delivery centers in India which were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”) which expired on April 1, 2011. The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. The Company in fiscal 2012 started its operations in delivery centers in Pune, Navi Mumbai & Chennai, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 till fiscal 2026. The Government of India pursuant to the Indian Finance Act, 2011 levied minimum alternate tax (“MAT”) on the profits earned by the SEZ units at the rate of 20.01%. The Company’s operations in Costa Rica and Philippines are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013, respectively. The Company’s operations in Sri Lanka were also eligible for tax exemptions which expired in fiscal 2011. However, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This will enable the Company’s Sri Lankan subsidiary to continue to claim tax exemption under Sri Lankan Inland Revenue Act following the expiry of the tax holiday provided by Board of Investment, Sri Lanka.

From time to time, the Company receives orders of assessment from Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment for fiscal 2003 through fiscal 2009 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated $35,781 in additional taxes, including interest of $13,417. These orders of assessment allege that the transfer price the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $43,314 in additional taxes, including interest of $13,187. The income tax authorities have filed appeals against these orders.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using our best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability of all uncertain tax positions. As at September 30, 2012, the Company has provided a tax reserve of $17,837 ($16,061 as of March 31, 2012) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

Based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $7,765 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian Service Tax authority, demanding payment of $6,520 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by the Company with the appellate tribunal against the assessment order in April 2009, the matter has subsequent to September 30, 2012 been remanded to lower tax authorities to be adjudicated afresh.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Numerator:
Profit	$4,318	$3,428	$7,159	$4,087

Denominator:
Basic weighted average ordinary shares outstanding	50,240,539	44,543,249	50,170,886	44,506,899
Dilutive impact of equivalent stock options and RSUs outstanding	1,367,506	1,070,919	1,626,592	1,144,940
Diluted weighted average ordinary shares outstanding	51,608,045	45,614,168	51,797,478	45,651,839

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit/ (loss) by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Subsidiaries

The list of the Company’s subsidiaries as at September 30, 2012 is as follows:

Direct subsidiaries	Step subsidiaries			Place of incorporation
WNS Global Services Netherlands Cooperative U.A.				The Netherlands
	WNS Global Services Philippines Inc.			Philippines
	WNS Global Services (Romania) S.R.L.			Romania
WNS North America Inc.				Delaware, USA
	WNS Business Consulting Services Private Limited			India
	WNS Global Services Inc.			Delaware, USA
WNS Global Services (UK) Limited				United Kingdom
	WNS Workflow Technologies Limited			United Kingdom
	Accidents Happen Assistance Limited			United Kingdom
	Fusion Outsourcing Services (Proprietary) Limited (from June 21, 2012)			South Africa
WNS (Mauritius) Limited				Mauritius
	WNS Capital Investment Limited			Mauritius
		WNS Customer Solutions (Singapore) Private Limited		Singapore
			WNS Customer Solutions (Private) Limited	Sri Lanka
			WNS Global Services (Australia) Pty Limited	Australia
			Baizan International Software Technology (Beijing) Co. Limited	China
	WNS Global Services Private Limited (1)			India
	WNS Global Services (Private) Limited			Sri Lanka
	WNS BPO Services Costa Rica, S.A.			Costa Rica

Note:

1)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Limited. The percentage held by WNS (Mauritius) Limited is 81% and WNS Customer Solutions (Singapore) Limited is 19%.

27.	Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent matrix form of organization structure, accordingly operating segments have been determined based on core principle of segments reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.

The Chief Operating Decision Maker (“CODM”) has been identified as the Chief Executive Officer (CEO). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except the cases where the revenues have been recorded net of repair cost as explained in note 19. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers (1) for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients and (2) for “Non fault” repair cases with respect to one client (whose contract with the Company has been terminated with effect from April 18, 2012). For this one client in the Company’s “Non fault” repairs business (whose contract with the Company has been terminated with effect from April 18, 2012), the Company provides only repair management services where the Company wholly subcontracts the repairs to the repair centers (similar to the Company’s “Fault” repairs). Accordingly, the Company evaluates the financial performance of its business with this client in a manner similar to how it evaluates its financial performance for its “Fault” repairs business, that is, based on revenue less repair payments. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS.

The segment result for the three months ended September 30, 2012 are as follows:

	Three months ended September 30, 2012
	WNS Global BPO	WNS Auto Claims BPO	Inter segments*	Total
Revenue from external customers	$99,378	$13,698	$—	$113,076
Segment revenue	$99,419	$13,698	$(41)	$113,076
Payments to repair centers	—	5,821	—	5,821

Revenue less repair payments	99,419	7,877	(41)	107,255
Depreciation	3,401	269	—	3,670
Other costs	82,771	6,149	(41)	88,879

Segment operating profit	13,247	1,459	—	14,706
Other income, net	(792)	(162)	—	(954)
Finance expense	899	—	—	899

Segment profit before income taxes	13,140	1,621	—	14,761
Provision for income taxes	2,179	362	—	2,541

Segment profit	10,961	1,259	—	12,220
Amortization of intangible assets				6,505
Share based compensation expense				1,397

Profit				$4,318

Addition to non-current assets	$11,755	$456	$—	$12,211
Total assets, net of elimination	393,556	127,089	—	520,645
Total liabilities, net of elimination	$171,423	$57,609	$—	$229,032

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment result for the three months ended September 30, 2011 are as follows:

	Three months ended September 30, 2011
	WNS Global BPO	WNS Auto Claims BPO	Inter segments*	Total
Revenue from external customers	$92,029	$25,869	$—	$117,898
Segment revenue	$92,210	$25,869	$(181)	$117,898
Payments to repair centers	—	17,708	—	17,708

Revenue less repair payments	92,210	8,161	(181)	100,190
Depreciation	3,732	396	—	4,128
Other costs	73,692	7,091	(181)	80,602

Segment operating profit	14,786	674	—	15,460
Other expenses/ (income), net	143	(55)	—	88
Finance expense	931	—	—	931

Segment profit before income taxes	13,712	729	—	14,441
Provision for income taxes	2,335	69	—	2,404

Segment profit	11,377	660	—	12,037
Amortization of intangible assets				7,548
Share based compensation expense				1,061

Profit				$3,428

Addition to non-current assets	$5,901	$309	$—	$6,210
Total assets, net of elimination	365,983	104,996	—	470,979
Total liabilities, net of elimination	$190,150	$42,300	$—	$232,450

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment result for the six months ended September 30, 2012 are as follows:

	Six months ended September 30, 2012
	WNS Global BPO	WNS Auto Claims BPO	Inter segments*	Total
Revenue from external customers	$194,242	$26,648	$—	$220,890
Segment revenue	$194,397	$26,648	$(155)	$220,890
Payments to repair centers	—	11,024	—	11,024

Revenue less repair payments	194,397	15,624	(155)	209,866
Depreciation	6,628	592	—	7,220
Other costs	162,434	12,154	(155)	174,433

Segment operating profit	25,335	2,878	—	28,213
Other income, net	(1,595)	(350)	—	(1,945)
Finance expense	1,904	—	—	1,904

Segment profit before income taxes	25,026	3,228	—	28,254
Provision for income taxes	4,204	723	—	4,927

Segment profit	20,822	2,505	—	23,327
Amortization of intangible assets				13,104
Share based compensation expense				3,064

Profit				$7,159

Addition to non-current assets	$16,476	$566	$—	$17,042
Total assets, net of elimination	393,556	127,089	—	520,645
Total liabilities, net of elimination	$171,423	$57,609	$—	$229,032

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment result for the six months ended September 30, 2011 are as follows:

	Six months ended September 30, 2011
	WNS Global BPO	WNS Auto Claims BPO	Inter segments*	Total
Revenue from external customers	$181,473	$62,088	$—	$243,561
Segment revenue	$181,855	$62,088	$(382)	$243,561
Payments to repair centers	—	45,532	—	45,532

Revenue less repair payments	181,855	16,556	(382)	198,029
Depreciation	7,412	783	—	8,195
Other costs	147,035	14,056	(382)	160,709

Segment operating profit	27,408	1,717	—	29,125
Other income, net	(34)	(82)	—	(116)
Finance expense	2,107	—	—	2,107

Segment profit before income taxes	25,335	1,799	—	27,134
Provision for income taxes	4,887	246	—	5,133

Segment profit	20,448	1,553	—	22,001
Amortization of intangible assets				15,388
Share based compensation expense				2,526

Profit				$4,087

Addition to non-current assets	$12,138	$824	$—	$12,962
Total assets, net of elimination	365,983	104,996	—	470,979
Total liabilities, net of elimination	$190,150	$42,300	$—	$232,450

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

The Company’s external revenue by geographic area is as follows:

External Revenue

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Jersey, Channel Islands	$—	$—	$—	$—
UK	59,417	71,227	116,884	152,252
North America	34,905	37,698	71,504	73,925
Europe (excluding UK)	6,631	6,558	13,915	13,211
Rest of the World	12,123	2,415	18,587	4,173

Total	$113,076	$117,898	$220,890	$243,561

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

28.	Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between fiscal 2013 and 2028. The details of future minimum lease payments under non-cancelable operating leases as at September 30, 2012 are as follows:

Amount
Less than 1 year	$19,252
1-3 years	33,278
3-5 years	19,183
More than 5 years	23,818

Total minimum lease payments	$95,531

Rental expenses were $5,306 and $5,421, respectively for the three months ended September 30, 2012 and 2011 and $10,451 and $9,521 shares, respectively, for the six months ended September 30, 2012 and 2011.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees and letter of credit aggregating $585 and $413 as at September 30, 2012 and March 31, 2012, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers, lessors and regulatory authorities aggregating $374 as at September 30, 2012 and $243 as at March 31, 2012, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2012. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of offshore business process outsourcing services, offering comprehensive data, voice, analytical and business transformation services. We transfer the business processes of our clients to our delivery centers, located in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, with a view to offer cost savings to our clients as well as offer more flexibility in managing their operations. In addition, our transformation practice seeks to help our clients identify business and process optimization opportunities through technology-enabled solutions and process design improvements.

We win outsourcing engagements from our clients based on our domain knowledge of their business and our experience in managing the specific processes they seek to outsource. Accordingly, we are organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; manufacturing, retail, consumer products, telecom and diversified businesses; consulting and professional services; healthcare; utilities; banking and financial services; shipping and logistics; and public sector industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer care, finance and accounting, legal services, procurement, research and analytics and technology services. In the six months ended September 30, 2012, we established a new horizontal unit that offers human resources outsourcing services.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations due to the holiday travel season in the third quarter of each fiscal year and, as a result, we may experience seasonal fluctuations in our travel and leisure vertical during such period. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2012. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. For one client in our “non fault” repairs business (whose contract with us has been terminated with effect from April 18, 2012), we provide only repair management services where we wholly subcontract the repairs to the repair centers (similar to our “fault” repairs). Accordingly, we evaluate the financial performance of our business with this client in a manner similar to how we evaluate our financial performance for our “fault” repairs business, that is, based on revenue less repair payments. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPO segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers (1) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (2) for “non fault” repair cases with respect to one client as discussed above. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended		Six months ended
	September 30,		September 30,
	2012	2011	2012	2011
	(US dollars in millions)
Revenue	113.1	117.9	220.9	243.6
Less: Payments to repair centers(1)	5.8	17.7	11.0	45.5
Revenue less repair payments	107.3	100.2	209.9	198.0

Note:

(1)	Consists of payments to repair centers in our auto claims business (a) for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients and (b) for “non fault” repair cases with respect to one client as discussed above.

The following table sets forth our constant currency revenue less repair payments for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is calculated by restating prior year revenue less repair payments denominated in pound sterling or Euro using the foreign exchange rate used for the latest period.

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
	(US dollars in millions)
Constant currency revenue less repair payments	107.3	98.7	209.6	194.3

Global Economic Conditions

Global economic conditions have been, and continue to be, challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. Many key indicators of sustainable economic growth remain under pressure. Ongoing concerns including the pace of the recovery in the U.S. and its substantial debt burden, the risk of global contagion from the growing European sovereign debt crisis, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Eurozone currency, as well as concerns of slower economic growth in China and India, have created additional uncertainty in the European and global economies. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the United States.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated into US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for the six months ended September 30, 2012 depreciated by 2.3% as compared to the average exchange rate for the six months ended September 30, 2011, while the average Indian rupee/US dollar exchange rate for the six months ended September 30, 2012 depreciated by 20.6% as compared to the average exchange rate for the six months ended September 30, 2011. Depreciation of the pound sterling/US dollar exchange rate in the six months ended September 30, 2012 adversely impacted our results of operations while the depreciation of the Indian rupee/US dollar exchange rate in the same period positively impacted our results of operations.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the insurance industry and the travel and leisure industry. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Revenue

We generate revenue by providing business process outsourcing services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended September 30,		Change		Six months ended September 30,		Change
	2012	2011	$	%	2012	2011	$	%
	(US dollars in millions)				(US dollars in millions)
Revenue	113.1	117.9	(4.8)	(4.1)%	220.9	243.6	(22.7)	(9.3)%
Revenue less repair payments	107.3	100.2	7.1	7.1%	209.9	198.0	11.9	6.0%

During fiscal 2012, we re-negotiated contracts with certain of our clients and repair centers in the auto claims business, whereby the primary responsibility for providing the services is borne by the repair centers instead of us and the credit risk that the client may not pay for the services is no longer borne by us. As a result of these changes, we are no longer considered to be the principal in providing the services. Accordingly, we no longer account for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue, respectively, resulting in lower revenue and cost of revenue. The contract re-negotiation process is ongoing and aimed at simplifying our accounting requirements. This contract re-negotiation process does not affect our revenue less repair payments.

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were derived from our largest clients in the proportions set forth in the following table:

	Revenue		Revenue less repair payments
	Three months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
Top client	17.0%	17.9%	17.9%	21.0%
Top five clients	36.9%	41.6%	38.9%	40.1%
Top ten clients	49.7%	54.1%	52.2%	53.9%
Top twenty clients	66.1%	69.0%	68.2%	68.8%

For the six months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were derived from our largest clients in the proportions set forth in the following table:

	Revenue		Revenue less repair payments
	Six months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Top client	17.7%	17.4%	18.6%	21.5%
Top five clients	37.3%	40.6%	39.2%	40.9%
Top ten clients	50.3%	52.4%	52.7%	54.4%
Top twenty clients	66.5%	67.1%	68.5%	69.5%

Revenue by Industry

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance, travel and leisure, manufacturing, retail, consumer products, telecom and diversified businesses, consulting and professional services, healthcare, utilities, banking and financial services, shipping and logistics and the public sector.

For the three months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended September 30,		Three months ended September 30,
Business unit	2012	2011	2012	2011
Insurance	35.5%	43.3%	32.0%	33.3%
Travel and leisure	21.4%	19.6%	22.5%	23.1%
Manufacturing, retail, consumer products, telecom and diversified businesses	15.5%	12.1%	16.4%	14.2%
Healthcare	6.6%	6.1%	7.0%	7.2%
Consulting & professional services	6.6%	6.8%	7.0%	8.0%
Utilities	6.0%	4.6%	6.3%	5.4%
Banking and financial services	5.1%	5.4%	5.4%	6.3%
Shipping and logistics	2.9%	2.1%	3.0%	2.5%
Public sector	0.4%	—	0.5%	—

Total	100.0%	100.0%	100.0%	100.0%

For the six months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Six months ended September 30,		Six months ended September 30,
Business unit	2012	2011	2012	2011
Insurance	35.7%	46.0%	32.3%	33.5%
Travel and leisure	21.4%	18.3%	22.6%	22.5%
Manufacturing, retail, consumer products, telecom and diversified businesses	14.3%	12.0%	15.0%	14.7%
Healthcare	7.1%	6.2%	7.5%	7.6%
Consulting & professional services	6.8%	6.0%	7.2%	7.4%
Utilities	6.1%	4.2%	6.4%	5.2%
Banking and financial services	5.3%	5.2%	5.6%	6.4%
Shipping and logistics	2.8%	2.0%	3.0%	2.5%
Public sector	0.4%	—	0.4%	—

Total	100.0%	100.0%	100.0%	100.0%

Certain services that we provide our clients are subject to the seasonality of our clients’ business. Accordingly, we see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product-industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For the three months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended September 30,		Three months ended September 30,
Service Type	2012	2011	2012	2011
Industry-specific	31.7%	30.6%	33.4%	36.0%
Contact center	24.8%	17.3%	26.1%	20.3%
Finance and accounting	16.7%	16.5%	17.6%	19.5%
Autoclaim	12.1%	21.9%	7.3%	8.1%
Research and analytics	11.2%	10.1%	11.8%	11.9%
Technology services	2.4%	2.8%	2.5%	3.3%
Legal services	0.7%	0.7%	0.7%	0.9%
Human resources outsourcing	0.4%	—	0.4%	—

Total	100.0%	100.0%	100.0%	100.0%

For the six months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Six months ended September 30,		Six months ended September 30,
Service Type	2012	2011	2012	2011
Industry-specific	32.6%	29.9%	34.3%	36.7%
Contact center	23.4%	16.6%	24.7%	20.4%
Finance and accounting	17.2%	15.3%	18.1%	18.9%
Autoclaim	12.1%	25.5%	7.4%	8.4%
Research and analytics	11.5%	9.7%	12.1%	11.9%
Technology services	2.2%	2.3%	2.4%	2.8%
Legal services	0.7%	0.7%	0.8%	0.9%
Human resources outsourcing	0.2%	—	0.2%	—

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Geography

For the three months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended September 30,		Three months ended September 30,
Geography	2012	2011	2012	2011
UK	52.5%	60.4%	50.0%	53.4%
North America (primarily the US)	30.9%	32.0%	32.5%	37.6%
Europe (excluding the UK)	5.9%	5.6%	6.2%	6.5%
Rest of the world	10.7%	2.0%	11.3%	2.4%

Total	100.0%	100.0%	100.0%	100.0%

For the six months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Six months ended September 30,		Six months ended September 30,
Geography	2012	2011	2012	2011
UK	52.9%	62.5%	50.4%	53.9%
North America (primarily the US)	32.4%	30.4%	34.1%	37.3%
Europe (excluding the UK)	6.3%	5.4%	6.6%	6.7%
Rest of the world	8.4%	1.7%	8.9%	2.1%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended September 30,		Three months ended September 30,
Location of Delivery Center	2012	2011	2012	2011
India	69.1%	67.5%	72.8%	79.4%
UK	12.8%	23.1%	8.0%	9.5%
Philippines	5.5%	4.1%	5.8%	4.8%
Romania	2.6%	2.2%	2.7%	2.6%
Sri Lanka	2.1%	1.6%	2.2%	1.9%
United States	1.6%	0.5%	1.7%	0.6%
Costa Rica	1.1%	1.0%	1.2%	1.1%
South Africa(1)	5.3%	—	5.6%	—

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Revenue from Fusion, which we acquired in June 2012.

For the six months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Six months ended September 30,		Six months ended September 30,
Location of Delivery Center	2012	2011	2012	2011
India	70.5%	64.4%	74.2%	79.2%
UK	12.7%	26.5%	8.1%	9.6%
Philippines	5.8%	3.9%	6.1%	4.8%
Romania	2.4%	2.4%	2.5%	2.9%
Sri Lanka	2.1%	1.5%	2.3%	1.9%
United States	1.7%	0.5%	1.8%	0.6%
Costa Rica	1.2%	0.9%	1.3%	1.1%
South Africa(1)	3.5%	—	3.6%	—

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Revenue from Fusion, which we acquired in June 2012.

Our Contracts

We provide our services under contracts with our clients, the majority of which have terms ranging between three and eight years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

In the WNS Global BPO segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

4)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

5)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives.

In our WNS Auto Claims BPO segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business.

Revenue by Contract Type

For the three months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended September 30,		Three months ended September 30,
Contract Type	2012	2011	2012	2011
Full-time-equivalent	58.3%	52.5%	61.5%	61.7%
Transaction	30.9%	36.6%	27.2%	25.4%
Fixed price	6.3%	5.3%	6.6%	6.2%
Outcome-based	1.1%	1.8%	1.1%	2.2%
Others	3.4%	3.8%	3.6%	4.5%

Total	100.0%	100.0%	100.0%	100.0%

For the six months ended September 30, 2012 and 2011, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Six months ended September 30,		Six months ended September 30,
Contract Type	2012	2011	2012	2011
Full-time-equivalent	58.4%	49.8%	61.5%	61.2%
Transaction	30.3%	39.7%	26.6%	25.8%
Fixed price	6.6%	5.4%	6.9%	6.7%
Outcome-based	1.1%	1.6%	1.1%	2.0%
Others	3.6%	3.5%	3.9%	4.3%

Total	100.0%	100.0%	100.0%	100.0%

Our prior contracts with a major client, Aviva International Holdings Limited, or AVIVA, granted Aviva Global the option to require us to transfer our facilities at Pune and Sri Lanka to Aviva Global. The Sri Lanka facility was transferred at book value and did not result in a material gain or loss, although we lost the revenue generated by the facility upon our transfer of the facility to Aviva Global. With the transaction that we entered into with AVIVA in July 2008 described below, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility and we expect these facilities to continue to generate revenue for us under the AVIVA master services agreement described below. However we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue and may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement with AVIVA and a master services agreement with Aviva MS. Pursuant to the share sale and purchase agreement with AVIVA, we acquired all the shares of Aviva Global in July 2008.

Pursuant to the master services agreement with Aviva MS, or the AVIVA master services agreement, we provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. In March 2009, we entered into a variation deed to the AVIVA master services agreement pursuant to which we commenced provision of services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. AVIVA’s Canadian business has ceased to require our BPO services and we are currently providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for the AVIVA master services agreement that we entered into in July 2008 as described above. Aviva MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a variation agreement to the AVIVA master services agreement pursuant to which Aviva MS agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August 1, 2011 to January 31, 2012. The minimum volume commitment has since reverted to 3,000 billable full time employees for the remaining term of the AVIVA master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the AVIVA master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was met in fiscal 2012. Based on Aviva MS’s latest forecast of its service requirements for fiscal 2013 provided to us, we expect them to meet their annual minimum volume commitment under this contract in fiscal 2013.

Under the terms of our agreement with one of our top five clients negotiated in December 2009, we are the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and expires in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015).

Expenses

The majority of our expenses comprise cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, payments to repair centers, depreciation and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “Other (income) / expenses, net.”

Cost of revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. We expect our employee costs to increase as we expect to increase our headcount to service additional business and as wages continue to increase in India. We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our WNS Auto Claims BPO segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.

Our facilities costs comprise lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.

Selling and marketing expenses

Our selling and marketing expenses primarily comprise employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

General and administrative expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

Foreign exchange loss / ( gains), net

Foreign exchange gains or losses, net include:

•	marked to market gains or losses on derivative instruments;

•	foreign currency exchange gains or losses on translation of other assets and liabilities; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of intangible assets

Amortization of intangible assets is associated with our acquisitions of Marketics Technologies (India) Private Limited, or Marketics, in May 2007, Flovate Technologies Limited, or Flovate, in June 2007, Accidents Happen Assistance Limited (formerly known as Call 24-7), or AHA, in April 2008, Business Applications Associates Limited, or BizAps, in June 2008, Aviva Global in July 2008 and Fusion in June 2012.

Other (income) / expenses, net

Other income and expenses, net comprise interest income and income or loss from sale of property and equipment and other miscellaneous expenses.

Finance expense

Finance expense primarily relates to interest charges payable on our term loan and short-term borrowings.

Operating Data

The following table presents certain operating data as of the dates indicated:

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Total head count	25,714	25,939	23,874	22,697	21,565	21,808
Built up seats(1)	21,437	20,314	18,928	17,991	17,915	16,573
Used seats(1)	15,928	15,546	14,082	13,826	13,336	13,450

Note:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase the headcount.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	As a percentage of
	Revenue		Revenue less repair payments		Revenue		Revenue less repair payments
	Three months ended September 30,				Six months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Cost of revenue	66.6%	72.3%	64.8%	67.4%	67.3%	74.2%	65.6%	68.2%
Gross profit	33.4%	27.7%	35.2%	32.6%	32.7%	25.8%	34.4%	31.8%
Operating expenses
Selling and marketing expenses	6.4%	5.9%	6.7%	7.0%	6.6%	5.6%	7.0%	6.9%
General and administrative expenses	13.4%	11.1%	14.2%	13.1%	12.6%	10.6%	13.3%	13.1%
Foreign exchange loss /(gains), net	1.8%	(1.6)%	1.9%	(1.8)%	2.0%	(1.3)%	2.1%	(1.6)%
Amortization of intangible assets	5.8%	6.4%	6.1%	7.5%	5.9%	6.3%	6.2%	7.8%
Operating profit	6.0%	5.8%	6.3%	6.8%	5.5%	4.6%	5.7%	5.7%
Other (income) / expenses, net	(0.8)%	0.1%	(0.9)%	0.1%	(0.9)%	0.0%	(0.9)%	(0.1)%
Finance expense	0.8%	0.8%	0.8%	0.9%	0.9%	0.9%	0.9%	1.1%
Provision for income taxes	2.2%	2.0%	2.4%	2.4%	2.2%	2.1%	2.3%	2.6%
Profit	3.8%	2.9%	4.0%	3.4%	3.2%	1.7%	3.4%	2.1%

The following table reconciles revenue less repair payments (a non-GAAP measure) to revenue (a GAAP measure) and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Three months ended September 30,				Six months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011
	(US dollars in millions)				(US dollars in millions)
Revenue	$113.1	$117.9	100%	100%	$220.9	$243.6	100%	100%
Less: Payments to repair centers	5.8	17.7	5%	15%	11.0	45.5	5%	19%
Revenue less repair payments	$107.3	$100.2	95%	85%	$209.9	$198.0	95%	81%

The following table presents our results of operations for the periods indicated:

	Three months ended, September 30		Six months ended, September 30
	2012	2011	2012	2011
	(US dollars in millions)
Revenue	$113.1	$117.9	$220.9	$243.6
Cost of revenue(1)	75.3	85.2	148.8	180.6

Gross profit	37.8	32.7	72.1	62.9
Operating expenses:
Selling and marketing expenses(2)	7.2	7.0	14.7	13.6
General and administrative expenses(3)	15.2	13.1	27.8	25.9
Foreign exchange loss / (gains), net	2.0	(1.8)	4.5	(3.2)
Amortization of intangible assets	6.5	7.5	13.1	15.4

Operating profit	6.8	6.9	12.0	11.2
Other (income) / expenses, net	(1.0)	0.1	(1.9)	(0.1)
Finance expense	0.9	0.9	1.9	2.1
Provision (benefit) for income taxes	2.5	2.4	4.9	5.1

Profit	$4.3	$3.4	$7.2	$4.1

Notes:

(1)	Includes share-based compensation expense of $0.3 million and $0.7 million for the three and six months ended September 30, 2012, respectively, and $0.2 million and $0.5 million for the three and six months ended September 30, 2011, respectively.

(2)	Includes share-based compensation expense of $0.1 million and $0.2 million for the three and six months ended September 30, 2012, respectively, and $0.1 million and $0.2 million for the three and six months ended September 30, 2011, respectively.

(3)	Includes share-based compensation expense of $1.0 million and $2.1 million for the three and six months ended September 30, 2012, respectively, and $0.8 million and $1.8 million for the three and six months ended September 30, 2011, respectively.

Results for three months ended September 30, 2012 compared to the three months ended September 30, 2011

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Three months ended September 30,
	2012	2011	Change	% Change
	(US dollars in millions)
Revenue	$113.1	$117.9	$(4.8)	(4.1)%

The decrease in revenue of $4.8 million was primarily attributable to a decrease in revenue from existing clients of $12.6 million, partially offset by revenue from new clients of $7.8 million, including revenue contribution of $4.1 million from Fusion, which we acquired in June 2012. The decrease in revenue from existing clients was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we provided repair management services. As we acted as principal in our dealings with third party repair centers and this client, we accounted for the amounts received from this client for payments to repair centers and the payments made to repair centers in connection with our services provided for this client as revenue and cost of revenue, respectively (see “— Overview”). The termination of this contract resulted in a decrease in revenue, with a corresponding decrease of the same amount in our cost of revenue.

Revenue by geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

		As a percentage of
	Revenue		revenue
	Three months ended September 30,
	2012	2011	2012	2011
	(US dollars in millions)
UK	$59.4	$71.2	52.5%	60.4%
North America (primarily the US)	$34.9	$37.7	30.9%	32.0%
Europe (excluding the UK)	$6.6	$6.6	5.9%	5.6%
Rest of World	$12.2	$2.4	10.7%	2.0%

The decrease in revenue from the UK region is primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we provided repair management services as discussed above. The termination of this contract resulted in a decrease in revenue, resulting in lower revenue in this region. The increase in revenue in Rest of World region was primarily due to revenue from new customers in this region.

Revenue less repair payments

The following table sets forth our revenue less repair payments and percentage change in revenue less repair payments for the periods indicated:

	Three months ended September 30,
	2012	2011	Change	% Change
	(US dollars in millions)
Revenue less repair payments	$107.3	$100.2	$7.1	7.1%

The increase in revenue less repair payments of $7.1 million was primarily attributable to revenue less repair payments from new clients of $7.4 million including revenue less repair payments contribution of $4.1 million from Fusion, which we acquired in June 2012, partially offset by a decrease in revenue less repair payments from existing clients of $0.4 million. The increase in revenue less repair payments was primarily due to higher volumes in our retail and consumer packaged goods, or CPG, insurance, travel and leisure, and utilities verticals.

Revenue less repair payments by geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

			As a percentage of
			revenue less repair
	Revenue less repair payments		payments
	Three months ended September 30,
	2012	2011	2012	2011
	(US dollars in millions)
UK	$53.6	$53.5	50.0%	53.4%
North America (primarily the US)	$34.9	$37.7	32.5%	37.6%
Europe (excluding the UK)	$6.6	$6.6	6.2%	6.5%
Rest of World	$12.2	$2.4	11.3%	2.5%

The increase in revenue less repair payments in Rest of World region was primarily due to revenue from new customers in the region. The decrease in revenue less repair payments in North America region was primarily due to lower volumes in our banking and financial services and retail and CPG verticals in this region.

Cost of revenue

The following table sets forth the composition of our cost of revenue:

	Three months ended September 30,
Cost of revenue	2012	2011	Change
	(US dollars in millions)
Employee costs	$44.0	$39.9	$4.1
Facilities costs	14.2	14.5	(0.3)
Repair payments	5.8	17.7	(11.9)
Depreciation costs	3.5	4.0	(0.5)
Travel costs	2.4	2.7	(0.3)
Legal and professional costs	1.3	2.4	(1.1)
Other costs	4.1	4.1	0.0

Total cost of revenue	$75.3	$85.2	$(9.9)
As a percentage of revenue	66.6%	72.3%

The decrease in repair payments was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 as discussed above. The decrease was partially offset by the increase in employee costs due to wage increments and higher headcount from the expansion of existing facilities in Pune, Chennai and the Philippines and the addition of new facilities in Vizag and South Africa. The impact of a depreciation of the Indian rupee against the US dollar by an average of 20.5% in the three months ended September 30, 2012 as compared to the three months ended September 30, 2011 partially offset these increases and also accounted primarily for the decrease in all other costs comprising cost of revenue.

Gross profit

The following table sets forth our gross profit:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Gross profit	$37.8	$32.7	$5.1
As a percentage of revenue	33.4%	27.7%
As a percentage of revenue less repair payments	35.2%	32.6%

Gross profit was higher primarily due to higher revenue less repair payments and lower cost of revenue as explained above. Gross profit as a percentage of revenue increased primarily due to lower revenue and lower cost of revenue, as a result of the termination of a contract with a large client in our auto claims business in April 2012 as discussed above.

Selling and marketing expenses

The following table sets forth the composition of our selling and marketing expenses:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$5.6	$5.6	$0.0
Other costs	1.6	1.4	0.2

Total selling and marketing expenses	$7.2	$7.0	$0.2

As a percentage of revenue	6.4%	5.9%
As a percentage of revenue less repair payments	6.7%	7.0%

The marginal increase in other costs was primarily due to higher expenses incurred for our client partner program and our branding and marketing initiatives.

General and administrative expenses

The following table sets forth the composition of our general and administrative expenses:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$9.0	$9.3	$(0.3)
Other costs	6.2	3.8	2.4
Total general and administrative expenses	$15.2	$13.1	$2.1
As a percentage of revenue	13.4%	11.1%
As a percentage of revenue less repair payments	14.2%	13.1%

The increase in employee costs due to wage increments was fully offset by a depreciation of the Indian rupee against the US dollar. The other costs were higher primarily due to higher legal and professional fees and higher administrative costs in connection with the expansion of existing facilities and the addition of new facilities.

Foreign exchange loss / (gains), net

The following table sets forth our foreign exchange loss/ (gains), net:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Foreign exchange loss (gains), net	$2.0	$(1.8)	$(3.8)

The higher foreign exchange losses were primarily due to higher hedging losses from our rupee-denominated contracts as a result of a depreciation of the Indian rupee against the US dollar.

Amortization of intangible asset

The following table sets forth our amortization of intangible assets:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Amortization of intangible assets	$6.5	$7.5	$(1.0)

The decrease was primarily attributable to the complete amortization of intangible assets acquired in connection with the acquisition of Marketics and Flovate in May 2007 and June 2007, respectively, and a part of intangible assets related to leasehold benefits acquired in connection with the acquisition of Aviva Global in July 2008, partially offset by additional cost of amortization of intangible assets acquired in connection with the acquisition of Fusion in June 2012.

Operating profit

The following table sets forth our operating profit:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Operating profit	$6.8	$6.9	$(0.1)
As a percentage of revenue	6.0%	5.8%
As a percentage of revenue less repair payments	6.3%	6.8%

Operating profit was lower primarily due to foreign exchange losses and higher general and administrative expenses as explained above, partially offset by lower amortization costs.

Other (income) / expenses, net

The following table sets forth our other (income) / expenses, net:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Other (income) / expenses, net	$(1.0)	$0.1	$(0.9)

Other income was higher primarily on account of higher interest income primarily due to higher cash balance.

Finance expense

The following table sets forth our finance expense:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Finance expense	$0.9	$0.9	$—

Finance expense remained the same primarily due to lower interest cost on account of the repayment of our 2010 Term Loan (as defined under “Liquidity and Capital Resources”), partially offset by higher interest expense on new short term loans.

Provision for income taxes

The following table sets forth our provision for income taxes:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Provision for income taxes	$2.5	$2.4	$0.1

The increase in provision for income taxes was primarily on account of higher taxable profits.

Profit

The following table sets forth our profit:

	Three months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Profit	$4.3	$3.4	$0.9
As a percentage of revenue	3.8%	2.9%
As a percentage of revenue less repair payments	4.0%	3.4%

The increase in profit was primarily on account of higher gross profit, lower amortization cost and higher other income, partially offset by higher foreign exchange losses, and general and administrative expenses.

Results for six months ended September 30, 2012 compared to the six months ended September 30, 2011

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Six months ended September 30,
	2012	2011	Change	% Change
	(US dollars in millions)
Revenue	$220.9	$243.6	$(22.7)	(9.3)%

The decrease in revenue of $22.7 million was primarily attributable to a decrease in revenue from existing clients of $33.1 million, partially offset by revenue from new clients of $10.4 million, including revenue contribution of $4.6 million from Fusion, which we acquired in June 2012. The decrease in revenue from existing clients was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we provided repair management services. As we acted as principal in our dealings with third party repair centers and this client, we accounted for the amounts received from this client for payments to repair centers and the payments made to repair centers in connection with our services provided for this client as revenue and cost of revenue, respectively (see “-- Overview”). The termination of this contract resulted in a decrease in revenue, with a corresponding decrease of the same amount in our cost of revenue. In addition, the decrease in revenue from existing clients was primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers during the first quarter of fiscal 2012 whereby the significant risk of services and the credit risk are now borne by these clients instead of us. As a result of these changes, we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue.

Revenue by geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

			As a percentage of
	Revenue		revenue
	Six months ended September 30,
	2012	2011	2012	2011
	(US dollars in millions)
UK	$116.9	$152.3	52.9%	62.5%
North America (primarily the US)	$71.5	$73.9	32.4%	30.4%
Europe (excluding the UK)	$13.9	$13.2	6.3%	5.4%
Rest of World	$18.6	$4.2	8.4%	1.7%

The decrease in revenue from the UK region was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 to whom we provided repair management services as discussed above. The termination of this contract resulted in a decrease in revenue, resulting in lower revenue in this region. In addition, the decrease in revenue from the UK region was primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers in the first quarter of fiscal 2012 whereby the significant risk of services and the credit risk are now borne by these clients instead of us. As a result of these changes, we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue in this region. The increase in revenue in Europe (excluding the UK) was primarily due to higher volumes in the travel and leisure and public sector verticals while the increase in revenue from Rest of World region was primarily due to revenue from new clients in that region.

Revenue less repair payments

The following table sets forth our revenue less repair payments and percentage change in revenue less repair payments for the periods indicated:

	Six months ended September 30,
	2012	2011	Change	% Change
	(US dollars in million)
Revenue less repair payments	$209.9	$198.0	$11.9	6.0%

The increase in revenue less repair payments of $11.9 million was primarily attributable to revenue less repair payments from new clients of $9.9 million and an increase in revenue less repair payments from existing clients of $2.0 million. The increase in revenue less repair payments was primarily due to higher volumes in our utilities, travel and leisure, retail and CPG verticals, and to a lesser extent, in our insurance and shipping and logistics verticals.

Revenue less repair payments by geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Six months ended September 30,
	2012	2011	2012	2011
	(US dollars in millions)
UK	$105.9	$106.7	50.4%	53.9%
North America (primarily the US)	$71.5	$73.9	34.1%	37.3%
Europe (excluding the UK)	$13.9	$13.2	6.6%	6.7%
Rest of World	$18.6	$4.2	8.9%	2.1%

The decrease in revenue less repair payments from the UK region was primarily attributable to lower volumes in our insurance vertical in this region, partially offset by higher revenue from our utilities vertical. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes in our banking and financial services, and retail and CPG verticals in this region, partially offset by higher volumes from our travel and leisure vertical in this region. Increase in revenue from Rest of World region was primarily due to new clients from that region.

Cost of revenue

The following table sets forth the composition of our cost of revenue:

	Six months ended September 30,
Cost of revenue	2012	2011	Change
	(US dollars in millions)
Employee costs	$87.0	$82.7	$4.3
Facilities costs	26.7	26.8	(0.1)
Repair payments	11.0	45.5	(34.5)
Depreciation	7.0	7.8	(0.8)
Travel costs	4.8	5.1	(0.3)
Legal and professional costs	3.8	5.0	(1.2)
Other costs	8.5	7.7	0.8

Total cost of revenue	$148.8	$180.6	$(31.9)
As a percentage of revenue	67.3%	74.2%

The decrease in repair payments was primarily attributable to the termination of a contract with a large client in our auto claims business in April 2012 as discussed above, and was also primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers during the first quarter of fiscal 2012 whereby the significant risk of services and the credit risk are now borne by these clients instead of us. As a result of these changes, we no longer account for the payments made to repair centers for cases referred by these clients as cost of revenue, which resulted in lower repair payments. The decrease was also on account of a depreciation of the Indian rupee against the US dollar by an average of 20.6% in the six months ended September 30, 2012 as compared with the six months ended September 30, 2011. The decrease was partially offset by an increase in employee costs due to wage increments and higher headcount from the expansion of existing facilities in Pune, Chennai and the Philippines and the addition of new facilities in Vizag and South Africa, and an increase in other costs.

Gross profit

The following table sets forth our gross profit:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Gross profit	$72.1	$62.9	$9.2
As a percentage of revenue	32.7%	25.8%
As a percentage of revenue less repair payments	34.4%	31.8%

Gross profit was higher due to higher revenue less repair payments and lower cost of revenue as explained above. Gross profit as a percentage of revenue increased primarily due to lower revenue and lower cost of revenue, as a result of the termination of a contract with a large client in our auto claims business in April 2012 as discussed above, and also due to changes to certain client contracts and contracts with repair centers as discussed above, as a result of which we no longer account for the amounts received from these clients for payments to repair centers as revenue, resulting in lower revenue and lower cost of revenue.

Selling and marketing expenses

The following table sets forth the composition of our selling and marketing expenses:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$11.2	$10.2	$1.0
Other costs	3.5	3.5	0.0

Total selling and marketing expenses	$14.7	$13.6	$1.0

As a percentage of revenue	6.6%	5.6%
As a percentage of revenue less repair payments	7.0%	6.9%

The increase in selling and marketing expenses was primarily the result of an increase in expenses incurred in the expansion of our sales team.

General and administrative expenses

The following table sets forth the composition of our general and administrative expenses:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Employee costs	$16.6	$18.8	$(2.2)
Other costs	11.3	7.1	4.2

Total general and administrative expenses	$27.8	$25.9	$1.9

As a percentage of revenue	12.6%	10.6%
As a percentage of revenue less repair payments	13.3%	13.1%

The increase in employee costs due to wage increments was fully offset by a depreciation of the Indian rupee against the US dollar. The other costs were higher primarily due to higher legal and professional fees and higher administrative costs in connection with the expansion of existing facilities and the addition of new facilities.

Foreign exchange loss / (gains), net

The following table sets forth our foreign exchange loss / (gains), net:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Foreign exchange loss /(gains), net	$4.5	$(3.2)	$7.7

The higher foreign exchange losses are primarily due to higher hedging losses from our rupee-denominated contracts as a result of a depreciation of the Indian rupee against the US dollar.

Amortization of intangible assets

The following table sets forth our amortization of intangible assets:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Amortization of intangible assets	$13.1	$15.4	$(2.3)

The decrease was primarily due to the lower amortization of intangible assets acquired in connection with the acquisition of Marketics and Flovate in May 2007 and June 2007, respectively, due to the declining balance of such intangible assets subject to amortization as we complete amortization of such intangible assets in May 2012 and June 2012, respectively, and the complete amortization of some of the intangible assets related to leasehold benefits acquired in connection with acquisition of Aviva Global in July 2008, partially offset by additional cost of amortization of intangible assets acquired in connection with the acquisition of Fusion in June 2012.

Operating profit

The following table sets forth our operating profit:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Operating profit	$12.0	$11.2	$0.8
As a percentage of revenue	5.5%	4.6%
As a percentage of revenue less repair payments	5.7%	5.7%

Operating profit was higher due to higher gross profit and lower amortization cost, partially offset by higher foreign exchange losses, higher general and administrative expenses and higher selling and marketing expenses.

Other (income) / expenses, net

The following table sets forth our other income, net for the periods indicated:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Other (income) / expenses, net	$(1.9)	$(0.1)	$(1.8)

Other income was higher primarily due to higher interest income due to higher cash balance.

Finance expense

The following table sets forth our finance expense:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Finance expense	$1.9	$2.1	$(0.2)

The decrease was primarily due to lower interest cost on account of the repayment of our 2010 Term Loan, partially offset by higher interest expense on new short term loans.

Provision for income taxes

The following table sets forth our provision for income taxes:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Provision for income taxes	$4.9	$5.1	$(0.2)

The decrease in provision for income taxes was primarily on account of an increase in profits in locations enjoying tax holidays as we continued the expansion of our operations in the special economic zones in India as well as in other locations.

Profit

The following table sets forth our profit:

	Six months ended September 30,
	2012	2011	Change
	(US dollars in millions)
Profit	$7.2	$4.1	$3.1
As a percentage of revenue	3.2%	1.7%
As a percentage of revenue less repair payments	3.4%	2.1%

The increase in profit was primarily on account of higher operating profit, higher other income and lower finance expense and provision for income taxes.

Liquidity and Capital Resources

Our capital requirements are principally for debt repayment and the establishment of operating facilities to support our growth and acquisitions. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at September 30, 2012, we had cash and cash equivalents of $60.3 million. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investment in marketable securities, consisting of liquid mutual funds, was $27.4 million as at September 30, 2012.

As at September 30, 2012, our Indian subsidiary, WNS Global Services Private Limited, or WNS Global, had obtained a secured line of credit of 960.0 million ($18.2 million based on the exchange rate on September 30, 2012) from The Hongkong and Shanghai Banking Corporation Limited, and an unsecured line of credit of $15.0 million from BNP Paribas and 720.0 million ($13.6 million based on the exchange rate on September 30, 2012) from Citibank N.A., interest on which would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at September 30, 2012, (1) (i)  11.6 million ($0.2 million based on the exchange rate on September 30, 2012) was utilized for obtaining bank guarantees, and (ii)  471.1 million ($8.9 million based on the exchange rate on September 30, 2012) was utilized for working capital requirements from the line of credit available with The Hongkong and Shanghai Banking Corporation Limited, and (2)  679.8 million ($12.9 million based on the exchange rate on September 30, 2012) was utilized for working capital requirements from the line of credit available with Citibank N.A.

In March 2012, WNS Global obtained two new three-year term loan facilities consisting of a 510.0 million ($9.6 million based on the exchange rate on September 30, 2012) rupee-denominated loan and a $7.0 million US dollar-denominated loan, and our UK subsidiary, WNS Global Services (UK) Limited, or WNS UK, obtained a new three-year term loan for £6.1 million ($9.9 million based on the exchange rate on September 30, 2012), rolled over its £9.9 million ($16.0 million based on the exchange rate on September 30, 2012) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($16.0 million based on the exchange rate on September 30, 2012) working capital facility (which was originally scheduled to mature in July 2012) until March 2013.

Details of these loan facilities are described below.

•

WNS Global obtained from HDFC Bank Ltd., or HDFC, a three-year rupee-denominated term loan of 510.0 million ($9.6 million based on the exchange rate on September 30, 2012) which was fully drawn on March 12, 2012. The loan is for the purpose of financing certain capital expenditures incurred during the period from April 2011 to December 2011. The loan bears interest at a rate of 11.25% per annum for the first year, which will be reset at the end of the first year. Interest is payable on a monthly basis. The principal amount is repayable in two equal installments on January 30, 2015 and February 27, 2015. Repayment of the loan is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. We are subject to certain covenants in respect of this loan, including restrictive covenants relating to our total debt to EBITDA ratio, total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the term sheet relating to this loan. In connection with this rupee-denominated term loan, we have entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan which has resulted in the loan bearing an effective interest rate to us of 6.73% per annum.

•

WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. On April 16, 2012, June 20, 2012, and August 16, 2012, we drew down $2.0, $ 3.0 and $2.0 million, respectively, from this facility. The facility is for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 and/or for any other purpose in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” The facility will bear interest at a rate of US dollar LIBOR plus a margin of 3.5% per annum. Interest will be payable on a quarterly basis. The principal amount of each tranche will be repayable at the end of three years from the date of drawdown of such tranche. Repayment of the loan under the facility is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our debt to EBITDA ratio, debt to adjusted tangible net worth ratio, EBITDA to debt service coverage ratio and fixed asset coverage ratio, each as defined therein. A change in the largest shareholder of WNS together with a loss of 10% of our clients by revenue within two quarters of the change may also constitute an event of default under this facility agreement.

•

WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($9.9 million based on the exchange rate on September 30, 2012), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its existing term loan of £9.9 million ($16.0 million based on the exchange rate on September 30, 2012) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities are for the purpose of providing inter-company loans within the WNS group and funding capital expenditures. The facilities will bear interest at Bank of England base rate plus a margin of 2.25% per annum. Interest is payable on a quarterly basis. 20% of the principal amount of each loan will be repayable at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan will be repayable at the end of 36 months after drawdown. Repayment of each loan is guaranteed by WNS, WNS (Mauritius) Limited, WNS Capital Investments Limited, WNS UK and AHA, and secured by pledges of shares of WNS (Mauritius) Limited and WNS Capital Investments Limited, a charge over the bank account of WNS Capital Investments Limited, and fixed and floating charges over the respective assets of WNS UK and AHA. The charge over the assets of WNS UK ranks pari passu with other charges over those assets in favor of other lenders. The facility agreements contain certain covenants, including restrictive covenants relating to further borrowing by the borrower, total debt to EBITDA ratio, our total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the facility agreement.

•

WNS UK renewed its working capital facility of £9.9 million ($16.0 million based on the exchange rate on September 30, 2012) (which was originally scheduled to mature on July 1, 2012) until March 31, 2013. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and has been renewed at the existing rate. Interest is payable on a quarterly basis. Repayment of this facility is guaranteed by WNS, WNS UK and AHA, and secured by fixed and floating charges over the respective assets of WNS UK and AHA. The charge over the assets of WNS UK ranks pari passu with other charges over those assets in favor of other lenders. The facility agreements contain covenants similar to those contained in WNS UK’s term loan facilities described above. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower.

In September 2010, WNS Global Services Philippines Inc. obtained a $3.2 million three-year term loan facility from The Hongkong and Shanghai Banking Corporation Limited. This facility is repayable in three equal installments on September 28, 2012, March 28, 2013 and September 27, 2013. The loan bears interest at the three-month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by WNS and an assignment (with a right of recourse) of all rights, titles and interests in and to receivables due to WNS Global Services Philippines Inc. from WNS North America Inc. and WNS UK. The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio and total borrowings to EBITDA ratio, as well as a minimum interest coverage ratio, each as defined in the facility agreement. As at September 30, 2012, the amount outstanding under the facility was $2.1 million.

In July 2010, WNS (Mauritius) Limited obtained a term loan facility for $94.0 million, or the 2010 Term Loan, from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore. The proceeds from this loan facility, together with cash on hand, was used to repay the $115.0 million outstanding balance of the $200.0 million term loan facility we had obtained in July 2008 to fund, together with cash on hand, the Aviva transaction. This 2010 Term Loan has been financed equally by all the three lenders and bears interest at a rate equivalent to three-month US dollar LIBOR plus a margin of 2% per annum. On January 10, 2011, July 11, 2011 and January 10, 2012, we made scheduled payments of principal of $20.0 million, $20.0 million and $30.0 million, respectively. Repayment under the facility was guaranteed by WNS, WNS UK, WNS Capital Investment Limited, WNS Global Singapore, WNS North America Inc., AHA and WNS Global Services Netherlands Cooperative U.A., and secured by pledges of shares of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, charges over the bank accounts of WNS (Mauritius) Limited, WNS Capital Investment Limited and WNS Global Singapore, a charge over receivables of WNS Capital Investment Limited from AVIVA held in escrow, an assignment by WNS (Mauritius) Limited to the lenders of the 2010 Term Loan of its put option to sell its shares of WNS Capital Investment Limited to WNS Global, pursuant to which the lenders may, in the event of a default under the loan, compel WNS (Mauritius) Limited to exercise its put option and apply the proceeds from the sale of its shares of WNS Capital Investment Limited to WNS Global towards repayment of the loan, and a fixed and floating charge over the assets of WNS UK, which ranks pari passu with other charges over the same assets in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement, and undertakings by each of WNS (Mauritius) Limited and WNS Global Singapore not to sell, transfer or otherwise dispose of their respective shares of WNS Global. On July 10, 2012, the final scheduled installment of $24 million was repaid and following this repayment, the security provided for the 2010 Term Loan has been released.

Based on our current level of operations, we expect our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to meet our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to meet our debt repayment obligations, capital expenditures and working capital needs. We currently expect our capital expenditures in fiscal 2013 to be approximately $22 million. Further, under the current extremely volatile conditions as discussed under “— Global and Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet some of our existing debt repayment obligations and pursue certain of our expansion plans. In addition, we may in the future consider making acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of indebtedness and working capital. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

In summary, our cash flows were:

	Six months ended September 30,
	2012	2011
	(US dollars in millions)
Net cash provided by operating activities	$21.2	$24.1
Net cash used in investing activities	$(19.1)	$(12.8)
Net cash used in financing activities	$(11.6)	$(14.8)

Cash Flows from Operating Activities

Net cash provided by operating activities decreased to $21.2 million for the six months ended September 30, 2012 from $24.1 million for the six months ended September 30, 2011. The decrease in net cash provided by operating activities for the six months ended September 30, 2012 as compared to six months ended September 30, 2011 was attributable to a decrease in profit adjusted as by non-cash related items by $5.8 million and an increase in income taxes paid by $0.2 million. This decrease was partially offset by an decrease in cash flow from working capital changes by $2.3 million, a decrease in interest paid by $0.7 million and an increase in interest received by $0.1 million.

The decrease in profit as adjusted for non-cash related items by $5.8 million was primarily on account of (i) an increase in unrealized gain on derivatives instruments by $14.3 million, (ii) a decrease in current tax expenses by $4.9 million, (iii) a decrease in depreciaton and amortization expense by $3.3 million, (iv) an increase in dividend income by $1.1 million, (v) a decrease in allowance for doubtful debts by $1.0 million and (vi) a decrease in interest expense by $0.7 million. The decrease was partially offset by (i) an increase in unrealized exchange loss by $10.3 million, (ii) a decrease in deferred tax credit by $4.7 million, (iii) an increase in profit by $3.1 million, (iv) an increase in share based compensation by $0.5 million, (v) an increase in deferred rent expense by $0.5 million and (v) a decrease in excess tax benefit on share based options exercised by $0.5 million.

Cash flow from working capital changes decreased by $2.3 million for the six months ended September 30, 2012 as compared to six months ended September 30, 2011 primarily due to (i) a decrease in cash outflow towards settlement of other current liabilities by $11.0 million, primarily as a result of a decrease in cash outflow towards derivative contract liability settlement and towards payment of value-added tax and (ii) an increase in cash inflow from other current assets by $3.6 million, primarily as a result of an advance given to a client in our WNS Auto Claims BPO segment for the six months ended September 30, 2011 and a reduction in funds held for clients, partially offset by (i) a decrease in cash inflow for accounts receivables by $10.4 million, primarily as a result of a decrease in the credit period of the payment terms extended to a large client in our WNS Auto Claims BPO segment, during the six months ended September 30, 2011and (ii) $3.7 million in accounts payable, primarily as a result of an increase in outflow towards accounts payable in our WNS Auto Claims BPO segment.

Cash Flows from Investing Activities

Net cash used in investing activities increased to $19.1 million for the six months ended September 30, 2012 from $12.8 million for the six months ended September 30, 2011. Investing activities comprised the following: (i) the capital expenditures incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers, for the six months ended September 30, 2012 of $12.0 million, which represented a decrease by $1.0 million as compared to the six months ended September 30, 2011, (ii) a payment of $6.4 million made towards the acquisition (net of cash acquired) of Fusion in the six months ended September 30, 2012, (iii) the amount invested in marketable securities for the six months ended September 30, 2012 of $2.0 million, and (iv) dividends of $1.1 million received in the six months ended September 30, 2012 on account of our investments in marketable securities.

Cash Flows from Financing Activities

Net cash used in financing activities decreased to $11.6 million for the six months ended September 30, 2012, from $14.8 million for the six months ended September 30, 2011. Financing activities consisted primarily of (i) repayments of a long term debt taken by WNS (Mauritius) Limited of $24.0 million and a long term debt taken by WNS Global Services Philippines, Inc. of $1.1 million, partially offset by a long term debt taken by WNS Global of $7.0 million, for the six months ended September 30, 2012, as compared to a repayment of long term debt taken by WNS (Mauritius) Limited of $20.0 million for the six months ended September 30, 2011, (ii) short term debt taken by WNS UK of $9.0 million, partially offset by a repayment of a short term debt taken by WNS Global of $2.3 million for the six months ended September 30, 2012, as compared to a short term loan taken by WNS Global of $6.0 million, partially offset by a repayment of short term debt taken by WNS UK of $1.4 million for the six months ended September 30, 2011, and (iii) a decrease in excess tax benefit on share based options exercised by $0.5 million.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified domestic transactions as well. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2009 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 1,891.2 million ($35.8 million based on the exchange rate on September 30, 2012) in additional taxes, including interest of 709.2 million ($13.4 million based on the exchange rate on September 30, 2012).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount demanded
	( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(3.4	)(1)	60.0	$(1.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2	)(1)	3.1	$(0.1	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.5	)(1)	8.6	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	495.3	$(9.4	)(1)	173.8	$(3.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	140.1	$(2.7	)(1)	51.2	$(1.0	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.9	)(1)	31.9	$(0.6	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	21.6	$(0.4	)(1)	8.2	$(0.2	)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(15.5	)(1)	344.3	$(6.3	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	80.5	$(1.5	)(1)	25.9	$(0.5	)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	15.3	$(0.3	)(1)	2.2	$(0.1	)(1)
Total		1,891.2	$(35.8	)(1)	709.2	$(13.4	)(1)

Note:

(1)	Based on the exchange rate on September 30, 2012.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at September 30, 2012, we have provided a tax reserve of 942.7 million ($17.8 million based on the exchange rate on September 30, 2012) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,289.4 million ($43.3 million based on the exchange rate on September 30, 2012) in additional taxes, including interest of 697.0 million ($13.2 million based on the exchange rate on September 30, 2012). The income tax authorities have filed appeals against these orders.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters. After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 344.6 million ($6.5 million based on the exchange rate on September 30, 2012) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the matter has subsequent to September 30, 2012 been remanded to lower tax authorities to be adjudicated afresh.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our foreign exchange committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, a significant portion of our expenses for the six months ended September 30, 2012 (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the six months ended September 30, 2012, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue for the six months ended September 30, 2012 by approximately $11.3 million and would have increased revenue less repair payments for the six months ended September 30, 2012 by approximately $10.2 million. Similarly, a 10.0% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, expenses incurred and paid in Indian rupee for the six months ended September 30, 2012 by approximately $11.7 million.

To protect against exchange gains (losses) on forecasted inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted external and inter-company revenue denominated in foreign currencies with forward and option contracts.

Interest Rate Risk

Our exposure to interest rate risk arises principally from our borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the Bank of England base rate. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which we refinanced in 2010, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loan. Following our repayment of the 2010 Term Loan on July 10, 2012, there is no amount outstanding under the swap agreements.

Based upon our level of operations for the three months ended September 30, 2012 if interest rates were to increase or decrease by 1.0%, the impact on interest expense on our floating rate borrowing would be approximately $0.1 million.

We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global economic conditions have been, and continue to be, challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. Many key indicators of sustainable economic growth remain under pressure. Ongoing concerns including the pace of the recovery in the U.S. and its substantial debt burden, the risk of global contagion from the growing European sovereign debt crisis, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Eurozone currency, as well as concerns of slower economic growth in China and India, have created additional uncertainty in the European and global economies. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the pound sterling depreciated by 2.3% against the US dollar in the six months ended September 30, 2012 as compared to the average exchange rate in the six months ended September 30, 2011, appreciated by 2.5% in fiscal 2012 as compared to the average exchange rate in fiscal 2011, and depreciated by 2.6% in fiscal 2011 as compared to the average exchange rate in fiscal 2010. While the Indian rupee depreciated by 20.6% against the US dollar in the six months ended September 30, 2012 as compared with the average exchange rate in the six months ended September 30, 2011 and by 5.2% in fiscal 2012 as compared with the average exchange rate in fiscal 2011, the Indian rupee appreciated by 4.0% against the US dollar in fiscal 2011 as compared with the average exchange rate in fiscal 2010.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsen or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2012 and 2011, our five largest clients accounted for 41.4% and 54.3% of our revenue and 40.5% and 41.1% of our revenue less repair payments, respectively. In fiscal 2012 and 2011, our three largest clients accounted for 34.1% and 41.8% of our revenue and 33.7% and 33.8% of our revenue less repair payments, respectively. In fiscal 2012, our largest client, AVIVA, individually accounted for 17.3% and 20.7% of our revenue and revenue less repair payments, respectively, as compared to 16.4% and 20.4% in fiscal 2011, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in early 2012, as a result of concerns that the UK Competition Commission may ban the payment of referral fees by accident management companies to claims management companies and insurance companies in the provision of credit hire replacement vehicles and third-party vehicle repairs to “non-fault” drivers, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to accident management companies and insurance companies of “non-fault” drivers, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.”

First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners Inc., which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.

Our prior contracts with another major client, AVIVA provided Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. Revenue from AVIVA under the AVIVA master services agreement accounts for a significant portion of our revenue and we expect our dependence on AVIVA to continue for the foreseeable future. The AVIVA master services agreement provides for a committed amount of volume. However, notwithstanding the minimum volume commitment, there are also termination at will provisions which permit AVIVA to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum volume commitment.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2012 and 2011, 44.7% and 60.1% of our revenue, respectively, and 33.6% and 33.4% of our revenue less repair payments, respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 18.8% and 13.6% of our revenue, respectively, and 22.6% and 22.7% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Global economic conditions have been, and continue to be, challenging as certain adverse financial developments have caused a significant slowdown in the growth of the European, US and international financial markets, accompanied by a significant reduction in consumer and business spending worldwide. These adverse financial developments have included increased market volatility, tightening of liquidity in credit markets and diminished expectations for the global economy. Many key indicators of sustainable economic growth remain under pressure. Ongoing concerns including the pace of the recovery in the U.S. and its substantial debt burden, the risk of global contagion from the growing European sovereign debt crisis, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Eurozone currency, as well as concerns of slower economic growth in China and India, have created additional uncertainty in the European and global economies. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the United States. Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively.

Further, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, such as relatively high levels of unemployment. In fiscal 2012 and 2011, 61.2% and 60.9% of our revenue, respectively, and 53.4% and 54.0% of our revenue less repair payments, respectively, were derived from clients located in the UK. During the same periods, 30.5% and 22.2% of our revenue, respectively, and 36.6% and 37.0% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Further, during the same periods, 5.6% and 15.9% of our revenue, respectively, and 6.7% and 7.2% of our revenue less repair payments, respectively, were derived from clients in the rest of Europe. Any further weakening of the European or US economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in these industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2012, 2011 and 2010, the attrition rate for our employees who have completed six months of employment with us was 38%, 43% and 32%, respectively. While our attrition rate for our employees who have completed six months of employment with us improved to 35% in the six months ended September 30, 2012, we cannot assure you that our attrition rate will not increase. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F.

Based on its evaluation, management had concluded that as at March 31, 2010, our company’s disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and the related fees in our WNS Auto Claims BPO segment. In fiscal 2011, we implemented remediation measures to address the material weakness. Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2012 and 2011, it is possible that, in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Any changes in accounting standards can be difficult to predict and can materially impact how we report our financial results.

We have adopted IFRS, as issued by the IASB, with effect from April 1, 2011. From time to time, the IASB changes its standards that govern the preparation of our financial statements. For example, the IASB has proposed amendments to its standards that govern hedge accounting, and these amendments, if adopted as proposed, would significantly change the way option contracts are accounted for. There is no assurance that the amendments will be adopted as proposed or at all or on the timing of any such amendments. Changes in accounting standards are difficult to anticipate and can significantly impact our reported financial condition and the results of our operations.

We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1996, and especially since Warburg Pincus & Co. acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our employees have increased to 23,874 as at March 31, 2012 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal 2011. Our subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in nine locations in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. We are in the process of establishing a delivery center in South Carolina, which we expect to be operational in the third quarter of fiscal 2013. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirapalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited (ELCOT) for setting up delivery centers in future. We intend to expand our global delivery capability, and we are exploring plans to do so in areas such as Asia Pacific and Latin America.

We have also completed numerous acquisitions. For example, in June 2012, we acquired Fusion, a leading BPO provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012 which increased to 1,833 people as at September 30, 2012. In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) a master services agreement with Aviva MS pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of AVIVA. Through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008.

This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations in the US and offshore in countries in which we have limited or no prior operating experience.

In June 2012, we acquired Fusion, a leading BPO provider with two delivery centers in South Africa. In May 2012, we announced our plans to establish a new delivery center in South Carolina in the US, which will be our first delivery center in North America. We expect this new delivery center to start operations in the second quarter of fiscal 2013. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional onshore delivery centers in the US and offshore delivery centers in the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. We have limited prior experience in operating onshore delivery centers in the US. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may not be successful in achieving the expected benefits from our transaction with AVIVA in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with AVIVA amounted to approximately $249.0 million. We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the AVIVA master services agreement.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

Our loan agreements contain a number of covenants and other provisions that, among other things, impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•

they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments;

•	they impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding; and

•

a reduction in revenue from our top 10 clients by revenue by a specified amount or a change of control and a loss of 10% of our clients by revenue may also constitute an event of default under certain of our loan agreements.

Further, the restrictions contained in our loan agreements could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To service our indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to make payments on our loans and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain additional financing.

If we cannot service our loan agreements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•

significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee/US dollar exchange rate was approximately 54.60 per $1.00 in the six months ended September 30, 2012, which represented a depreciation of the Indian rupee of 20.6% as compared with the average exchange rate of approximately 45.28 per $1.00 in the six months ended September 30, 2011, and approximately 47.93 per $1.00 in fiscal 2012, which represented a depreciation of the Indian rupee of 5.2% as compared with the average exchange rate of approximately 45.57 per $1.00 in fiscal 2011, which in turn represented an appreciation of the Indian rupee of 4.0% as compared with the average exchange rate of approximately 47.46 per $1.00 in fiscal 2010. The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in the six months ended September 30, 2012, which represented a depreciation of the pound sterling of 2.3% as compared with the average exchange rate of approximately £0.62 per $1.00 in the six months ended September 30, 2011, and approximately £0.63 per $1.00 in fiscal 2012, which represented an appreciation of the pound sterling of 2.5% as compared with the average exchange rate of approximately £0.64 per $1.00 in fiscal 2011, which in turn represented a depreciation of the pound sterling of 2.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2010.

Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to accident management companies and insurance companies of “non-fault” drivers, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.

A number of aspects of the motor insurance sector are currently being debated in the UK. The UK Office of Fair Trading, or the OFT, has conducted a market study of the UK private motor insurance market to investigate increases in car insurance premiums over the past two years. The study focused on the provision of repairs and replacement vehicles to drivers involved in road traffic accidents which were not their fault (or “non-fault” drivers”). The OFT has provisionally decided that there are reasonable grounds to suspect that credit hire replacement vehicle arrangements and third-party vehicle repair arrangements for “non-fault” drivers are two factors that may be driving up insurance premiums. The OFT’s market study has provisionally found that the practice of the payment of referral fees by accident management companies to claims management companies and insurance companies in the arrangements for the provision of credit hire replacement vehicles and third-party vehicle repairs to “non-fault” drivers appear to be inflating the cost of insurance claims. As a result, the OFT has provisionally decided to refer the matter to the UK Competition Commission for a more detailed investigation. The UK Competition Commission has the power to impose remedies or recommend legislative changes that could include a ban on the payment of referral fees in such arrangements. A ban on such fees would likely have a material adverse effect on the business of clients that are dependent on such referral fees. In turn, this would likely result in a loss of all or a significant portion of the accident management services that we provide these clients in our “non-fault” repairs business. One of our largest auto claims clients by revenue contribution in fiscal 2012 that generates significant revenues through referral fees has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. We may lose some or all of the business from other clients that may be adversely affected by a ban on such referral fees.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.

Such concerns have led to proposed measures in the US that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the state level in the US, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require call centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other European Union, or EU, jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “ Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2012. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following our acquisitions of Aviva Global, Business Applications Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.

For example, as a result of these and other factors, such as impairment of goodwill and intangible assets relating to certain acquisitions, amortization of intangible assets resulting from our acquisitions, an increase in employee share based compensation arising from the abolition of the levy of fringe benefit tax on such share based compensation and mark to market losses on derivative instruments that are re-designated as ineffective hedge resulting from the refinancing of a loan, our gross profit (under U.S. generally accepted accounting principles, or U.S. GAAP, our previous GAAP prior to our adoption of IFRS as issued by the IASB with effect from April 1, 2011) increased by 10.9% from fiscal 2009 to fiscal 2010 and then decreased by 13.1% from fiscal 2010 to fiscal 2011; our operating income (under U.S. GAAP) decreased by 14.3% from fiscal 2009 to fiscal 2010 and by a further 50.9% from fiscal 2010 to fiscal 2011; and net income available to the Company’s shareholders (under U.S. GAAP) decreased by 54.7% from fiscal 2009 to fiscal 2010 and then increased by 164.6% from fiscal 2010 to fiscal 2011.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients has been slower than we had expected. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.

Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with any applicable rules or regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2013 (including work orders/statement of works that will expire on or before March 31, 2013 although the related master services agreement has been renewed) represented approximately 12.5% of our revenue and 15.1% of our revenue less repair payments from our clients in fiscal 2012. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Recent concerns over increases in car insurance premiums have led the UK competition authority to investigate referral fees, such as those paid to accident management companies and insurance companies of “non-fault” drivers, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to eight years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects. Although we use our internally developed methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing transaction-based pricing, fixed-price and outcome-based pricing projects, if we fail to estimate accurately the resources required for a project, future wage inflation rates or currency exchange rates, or if we fail to meet defined performance goals or objectives, our profitability may suffer.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services in jurisdictions where we do not have delivery centers. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2012, we made significant investments to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

We have incurred losses in the past. We may not be profitable in the future.

We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling, general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK, and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Fusion in June 2012, Aviva Global in July 2008, BizAps in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. In March 2008, we entered into a joint venture with Advanced Contact Solutions, Inc., or ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc. and increased our share ownership from 65% to 100%. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. For example, in June 2012, we acquired Fusion, a leading BPO provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012 which increased to 1,833 people as at September 30, 2012. We cannot assure you that we will be able to successfully integrate Fusion’s business operations with ours, or that we will be able to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share or achieve accretive benefits from our acquisition of Fusion.

The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded a significant impairment charge to our earnings in fiscal 2008 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at September 30, 2012, we had goodwill and intangible assets of approximately $90.9 million and $105.8 million, respectively, which primarily resulted from the purchases of Fusion, Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global. Of the $105.8 million of intangible assets as at September 30, 2012, $97.4 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $97.4 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2012 and fiscal 2011 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

Our largest shareholder, Warburg Pincus, is able to influence our corporate actions, and may also enter into transactions that may result in a change in control of our company. A change in control transaction may have a material adverse impact on our business.

As at September 30, 2012 Warburg Pincus beneficially owned approximately 29.0% of our shares and is our largest shareholder with a nominee serving on our board of directors. As a result of its ownership position and board representation, Warburg Pincus has the ability to influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. The interests of Warburg Pincus may differ from the interests of other shareholders of our company.

Warburg Pincus may also seek to sell all or a substantial portion of its shareholding in our company, which may result in a change in control in our company. A change in control in our company together with a loss of more than 10% of our clients by revenue or a credit rating downgrade (or we do not approach a credit rating agency for a rating review within one month of the change in control) may also constitute an event of default under one or more of our loan agreements. Such an event could have a material adverse effect on our business, results of operations, financial condition and cash flows, as well as cause our ADS price to fall.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we operate under the “zero-ten” business tax regime and are not currently required to pay taxes in Jersey. In the past, however, some members of the EU’s Economic and Financial Affairs Council, or ECOFIN, Code of Conduct group have suggested that this tax regime may be outside the spirit of the EU Code of Conduct for Business Taxation, or the Code of Conduct. In light of this, Jersey conducted a review of business taxation in Jersey and announced on February 15, 2011 that the “zero-ten” regime will remain in place, but that the personal tax provisions known as “deemed distribution” and “attribution” rules would be abolished effective from January 1, 2012. In subsequent discussions, ECOFIN formally ratified the ECOFIN Code of Conduct’s group’s recommendations that Jersey had rolled back on the harmful elements of the “zero-ten” tax regime and that what now remains (the “zero-ten” tax rates) is compliant with the Code of Conduct.

Although we continue to enjoy the benefits of the “zero-ten” business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Various other factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

For example, in the past, the majority of our Indian operations were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the annual tax rate of 32.45%.

Further, in 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. We have a delivery center located in Gurgaon, India registered under the SEZ scheme and eligible for a 50% income tax exemption from fiscal 2013 until fiscal 2022. During fiscal 2012, we also started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100% income tax exemption until fiscal 2016 and a 50% income tax exemption from fiscal 2017 until fiscal 2026.

The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied minimum alternate tax, or MAT, on the book profits earned by the SEZ units at the rate of 20.01%.

We have operations in Costa Rica and the Philippines which are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013, respectively. Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investment, Sri Lanka, or the BOI. This tax holiday expired in fiscal 2011, however, effective fiscal 2012, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This enables our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lankan Inland Revenue Act following the expiry of the tax holiday.

We incurred minimal income tax expense on our operations in the Philippines and Sri Lanka and in connection with our SEZ operations in India in fiscal 2012 and the first six months of fiscal 2013 as a result of the tax holidays described above, compared to approximately $1.7 million and $0.6 million that we would have incurred in fiscal 2012 and the first six months of fiscal 2013, respectively, if the tax holidays had not been available for the respective periods.

When any of our tax holidays expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations.

The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code Bill, which was tabled in the Indian Parliament in August 2010, is intended to replace the Indian Income Tax Act, 1961 and is proposed to come into effect in April 2013 or April 2014, if enacted. Under the Direct Taxes Code Bill, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The Direct Taxes Code Bill, if enacted, also proposes to discontinue the existing profit based incentives for SEZ units operational after March 31, 2014 and replace them with investment based incentive for SEZ units operational after that date. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

Further, the Government of India, pursuant to Indian Finance Act 2012, has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If we enter into such transactions, they could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. However, in the past our company has obtained indemnity from the sellers of assets in such transactions against any such probable tax liabilities. The Government of India, has issued draft guidelines on General Anti Avoidance Rule, or the GAAR which is expected to be effective April 1, 2013, which intends to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain a tax benefits. Although the full implications of GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

The Government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified domestic transactions as well. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2009 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 1,891.2 million ($35.8 million based on the exchange rate on September 30, 2012) in additional taxes, including interest of 709.2 million ($13.4 million based on the exchange rate on September 30, 2012).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at September 30, 2012, we have provided a tax reserve of 884.0 million ($16.7 million based on the exchange rate on September 30, 2012) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. For more details on these assessments, see “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,289.4 million ($43.3 million based on the exchange rate on September 30, 2012) in additional taxes, including interest of 697.0 million ($13.2 million based on the exchange rate on September 30, 2012). The income tax authorities have filed appeals against these orders.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 346.2 million ($6.5 million based on the exchange rate on September 30, 2012) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the matter has subsequent to September 30, 2012 been remanded to lower tax authorities to be adjudicated afresh.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at September 30, 2012, we had 50,335,337 ordinary shares outstanding, including 35,145,942 shares represented by 35,145,942 ADSs. In addition, as at September 30, 2012, a total of 3,674,617 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Second Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991, or the 1991 Law, and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•

having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the ADRs or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US Holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes, or PFIC, with respect to our most recently closed taxable year. In addition, based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a PFIC for US federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation” of our annual report on Form 20-F for our fiscal year ended March 31, 2012) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US Holder.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•

the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 17, 2012

WNS (HOLDINGS) LIMITED

By:	/s/ Kumar Subramaniam
Name:	Kumar Subramaniam
Title:	Interim Chief Financial Officer